SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2006	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐           Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Siim A. Vanaselja

Siim A. Vanaselja
Chief Financial Officer

Date: November 1, 2006

News Release

For immediate release
This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.
BCE REPORTS 2006 THIRD QUARTER RESULTS
•	Delivered profitable growth and cost reduction improvements
•	Increased revenues per customer across the board in wireless, video and high-speed Internet
•	Improved Bell EBITDA margin, a key strategic objective
•	Increased free cash flow to $449 million in the quarter
BELL PLANNED TRUST CONVERSION IMPACTED BY
PROPOSED CHANGE IN FEDERAL TAX POLICY
MONTRÉAL, (Québec), November 1, 2006 — Bell Canada’s focus on profitable growth and improved cost reductions produced a quarter of continuing progress as BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported operating and financial results for the third quarter of 2006.
“A focus on profitable growth combined with ongoing cost reductions are important building blocks of our strategy,” said Michael Sabia, President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada. “Improvement in Bell’s
EBITDA(1) and EBITDA margin, as well as a solid increase in free cash flow, reflects the progress being made in setting the foundation for 2007.”
Bell Canada reported revenues of $4,339 million in the third quarter, up 0.4% from the same quarter last year, driven by higher average revenues per user (ARPU) in residential growth services (wireless, video and high-speed Internet), as well as an expanding subscriber base in those services, improved revenue performance from the Bell Aliant Regional Communications Income Fund (Bell Aliant) and growth in revenues from wireless and Information, Communication and Technology (ICT) solutions in the Business segment. These results contributed to total BCE revenues of $4,422 million for the quarter ended September 30, 2006, an increase of 0.3% over last year.
Bell Canada reported operating income of $827 million in the quarter, which is $78 million lower than the same quarter last year, mainly as a result of charges associated to previously announced workforce reductions and the related closure of real estate facilities and employee relocations as well as the formation of Bell Aliant. These same factors resulted in operating income of $810 million for BCE in the third quarter, compared to $909 million for the same period last year.
Bell Canada EBITDA of $1,835 million is up 1.8% in the quarter, driven by higher ARPU in residential growth services, subscriber acquisitions and the achievement of efficiencies, such as lower total labour costs following workforce reductions, increased cost savings from supply chain and process-related efficiency initiatives and lower costs for wireless and video customer acquisitions. This contributed to BCE EBITDA of $1,840 million, an increase of $23 million over the same period last year. This represents the third quarter of sequential EBITDA growth.
Bell Canada EBITDA margin improved in the quarter to 42.3% from 41.7% in the third quarter of 2005. This is an important performance achievement for Bell in light of the continued transformation of its revenue mix in an open and competitive market.

BCE cash from operating activities rose to $1,602 million in the quarter compared to $1,569 million for the same period last year. Combined with improved discipline in capital spending, this contributed to Free Cash Flow (2) of $449 million in the quarter, an increase of $207 million from the same period last year.
BCE earnings per share (EPS) were $0.36 for the quarter, compared to $0.48 for the same period last year, reflecting higher restructuring costs and other costs related mainly to the formation of Bell Aliant. EPS before restructuring and other items, net gains on investments and costs incurred to form Bell Aliant (3), which is the figure used for financial guidance purposes, reached $0.48 in the quarter, compared to $0.50 in the same period last year. Improved EBITDA performance helped offset the previously announced increase in pension cost, post-employment benefits cost and amortization expense, which was $0.03 higher this quarter compared to the third quarter of 2005.
“Progress was made on each of the fundamental drivers of our business strategy in the quarter,” added Mr. Sabia. “We are focused on customer service performance and continue to strengthen installation and repair services and provide specialized training to our customer-facing employees. Our strategy is to combine customer service improvements with leading-edge products running on the most advanced networks in the market to build a company that delivers a differentiated customer experience.”
In terms of BCE’s strategic agenda, the company completed the sale of the majority of its interest in Bell Globemedia and announced the filing by Telesat Holdings of a preliminary prospectus and registration statement for an initial public offering of non-voting shares of Telesat in Canada and the U.S.
Bell Canada Income Fund
On October 11, 2006, BCE Inc. announced its intention to convert Bell Canada into an income trust.
“Yesterday the federal government announced proposed changes to Canada's taxation system, Finance Minister James Flaherty said the changes are designed to level the playing field between trusts and corporations,” said Mr. Sabia. “The Minister’s announcement clearly has a significant impact on our proposed conversion and the immediate benefits such a conversion would have delivered to our shareholders. We will assess the proposed changes over the coming days and evaluate our options.”
“In any case, we will continue to build our business to create long-term, sustainable, shareholder value,” added Mr. Sabia. “We will proceed with plans to eliminate BCE’s holding company operations.”
THIRD QUARTER HIGHLIGHTS
“The results for the quarter showed improved metrics, such as higher revenues per customer across all growth services as we continue our disciplined approach to profitable revenues,” said George Cope, President and Chief Operating Officer of Bell Canada. “Furthermore, a targeted customer retention and winback strategy, as well as focused regional marketing strategies allowed us to maximize the value of our traditional voice and data business.”

Residential Segment
The Residential Segment recorded across-the-board increases in average revenue per user (ARPU) in video, wireless and Internet while stabilizing the rate of decline of its traditional voice and data business.
•	Revenues for the third quarter were $1,799 million, compared to $1,770 million for the same period last year, a 1.6% increase.
•	Operating income of $400 million for the quarter is down 7% over the same period last year, but in line with expectations due mainly to the increase in amortization and previously announced pension costs.
•	Bell’s multi-product household strategy continued to drive increased penetration of households subscribing to three or more products reaching over 24% of Ontario and Québec households within the Bell footprint at the end of the third quarter, compared to 21% this time last year.
Business Segment
The Enterprise and Small and Medium-sized Business (SMB) units made significant progress in improving profitability during the quarter as a result of steady revenue growth in IP-based connectivity, ICT solutions and wireless services as well as cost reduction improvements.
•	Revenues for the third quarter were $1,495 million, compared to $1,473 million for the same period last year, up 1.5%.
•	Operating income in the quarter is up 9.9% to $223 million for the quarter, due to a combination of lower costs and higher revenue levels.
•	SMB continued to gain traction in the market as the Virtual Chief Information Officer (VCIO) for small and medium-sized businesses in Canada, and posted strong results in traditional businesses to make a significant contribution to Business results in the quarter.
•	In Enterprise, demand for ICT services continued to grow as Bell secured new accounts and expanded existing relationships. For example, The Desjardins Group, the largest integrated cooperative financial group in Canada, signed a multi-year contract with Bell valued at approximately $670 million, which:
•	Builds on relationship in place since 2001;
•	Delivers comprehensive outsourced IP-based communications; and
•	Expands ICT solution portfolio of voice, data and image service convergence on a single platform.
Wireless
Wireless posted continued improvements in post-paid ARPU levels and lower cost of acquisition and churn levels as Bell continued executing on its strategy of shifting its customer base to higher value subscribers.
•	Revenue growth of 14.3% to $912 million in the third quarter compared to $798 million in the third quarter of 2005.
•	Post-paid ARPU reached $66 per month, an increase of $3 compared to the same quarter in 2005. This is primarily due to a shift in the subscriber acquisition mix towards postpaid customers that generate higher ARPU levels by making more use of data services, text messaging, mobile browsing and gaming, as well as the popularity of “Fuel Me” bundled data offers and the “10-4” push-to-talk service.
•	Wireless EBITDA in the third quarter is up 13.2% to $411 million due to revenue growth and lower subscriber acquisition costs.
•	Wireless EBITDA margin is down modestly to 43.7%, attributable to higher handset upgrade and customer retention costs.
•	Bell added 114,000 new net wireless subscribers this quarter, of which 82%, or 94,000 were postpaid subscribers, up from only 50,000 post-paid subscribers in the same period last year.
•	The total subscriber base rose to 5,704,000 at the end of the third quarter.

•	Our blended churn rate remained unchanged year over year at 1.5%, despite higher prepaid churn in the quarter which had a negative impact on total net activations.
•	Postpaid churn has improved to 1.1% in the third quarter from 1.5% in the same period last year.
Video
Bell remains Canada’s leading digital TV provider as the video unit reported strong financial performance due to an important step up in ARPU and a consistently low churn rate.
•	Revenue growth of 15.1% in the third quarter
•	ARPU up $3 year over year to $54, reflecting the continued shift in product mix towards higher-priced programming packages, higher pay-per-view revenues, price increases implemented over the past year as well as set-top-box rental revenues.
•	EBITDA is up significantly in the quarter to $42 million from $12 million in the third quarter of 2005.
•	With 30,000 new subscribers added this quarter, the total number of subscribers is now at 1,788,000, up 6.6% year over year.
•	Churn remains low at 1% per month.
High-speed Internet
Bell remains Canada’s leading Internet service provider and continued to post profit and revenue growth while operating in a highly competitive market.
•	ARPU improvements continue to reflect the company’s strategy to attract customers to high-speed, premium-priced offers.
•	Total subscribers ended the quarter up 12.6% year over year to reach 2,403,000.
•	Net additions of 90,000 reflect the success of a targeted marketing campaign in the Québec market. Although down from last year, these results are in line with expectations as net activation in the third quarter of 2005 were driven by the introduction of Basic Lite service in the Ontario market.
Executing on key elements of business plan
Bell made progress on all of the key elements of its business plan in the third quarter of 2006.
•	Growth services: Revenues from growth services (comprised of wireless, video, high-speed Internet and other next-generation services such as ICT solutions) generated 48% of total revenues at Bell Canada by the end of the third quarter, compared with 44% one year earlier.
•	Broadband: Fibre to the node (FTTN) was extended to 418 neighbourhood nodes in the third quarter of 2006. Bell also launched Sympatico Optimax, which leverages the latest in fibre optic technology for customers in Montreal and Toronto and provides an Internet connection with consistently fast maximum speeds of 10 to 16 megabits per second (Mbps).
•	Customer service: With 5.9 million customers now on One Bill, Bell has delivered enhanced service to customers as well as significant cost reductions. In addition, key metrics such as the adoption of online bill management tools by Enterprise customers, the continued reduction of missed appointments and the important DSL Hardening Program gains demonstrate measurable progress at enhancing Bell’s customer service performance.
•	Cost reductions of $204 million in the quarter, for a total of $501 million in savings on a year-to-date basis, contributed to EBITDA margin improvement.
NCIB Update
During the third quarter, BCE purchased, under its Normal Course Issuer Bid program, an additional 4.4 million common shares at a cost of $114 million, for a total of 40 million shares purchased at a cost of approximately $1,108 million. This represented approximately 90% of the shares targeted for repurchase.

Bell Aliant Regional Communications
Bell Aliant’s revenues were $841 million, up 1.8% over the previous year, due to growth in data and terminal sales and other revenues. Operating income was $204 million, up 5.2% over the previous year, driven by higher EBITDA and lower amortization expense.
Telesat
Telesat’s revenues increased 0.9% in the third quarter of 2006 to $113 million, due to higher broadcast revenues, and increased revenue from Telesat’s two-way broadband service. Operating income decreased 26% to $32 million, due mainly to one time special compensation costs related to senior executive changes made in September 2006 and higher amortization expense stemming from the launch of its Anik F1R satellite.
Bell Canada Statutory Results
Bell Canada “statutory results” includes Bell Canada and Bell Canada’s interests in Bell Aliant (at 37.8%), Bell ExpressVu (at 52%), and Bell’s other Canadian telcos.
In the third quarter of 2006, Bell Canada’s reported statutory revenue was $4.3 billion, up 0.4% compared to the same period last year. Year-to-date revenue was $12.9 billion, as compared to $12.8 billion for the same period last year. Net earnings applicable to common shares were $355 million in the third quarter of 2006, compared to net earnings of $488 million for the same period last year. Year-to-date net earnings applicable to common shares were $1,289 million, as compared to $1,596 million for the same period last year.
Outlook
Refer to the section entitled “Caution Concerning Forward-Looking Statements” later in this news release for a discussion concerning the material risk factors that could affect, and the material assumptions underlying, our 2006 guidance.
     BCE confirmed the following 2006 financial guidance:

Guidance 2006E(i)
Bell Canada
Revenue growth	1% - 3%
Cost savings	$700M - $900M
EBITDA margin (ii)	Stable
Capital intensity (iii)	16% - 17%
BCE Inc.
EPS (iv)	$1.80 - $1.90
Free Cash Flow (v)	$700M - $900M

(i)	All figures for 2006 are without giving effect to the proposed income trust conversion and related transactions which are expected to close in the first quarter of 2007. 2006 figures reflect the disposition of our interest in CGI and the reduction of our interest in Bell Globemedia to 15%, BCE’s intentions for the use of proceeds from these transactions and the formation of the Bell Aliant Regional Communications Income Fund.

(ii)	EBITDA margin is EBITDA as a percentage of revenues.
(iii)	Capital intensity is capital expenditures as a percentage of revenues.
(iv)	Before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund.
(v)	Cash from operating activities less capital expenditures, total dividends and other investing activities. For 2006, we expect to generate approximately $700 million to $900 million in free cash flow, excluding the funding of pension contributions from the acquisition of our Nortel and CGI shares by the Bell Canada pension fund. This amount reflects expected cash from operating activities of approximately $5.5 billion to $5.7 billion less capital expenditures, total dividends and other investing activities.
Notes
(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). Please refer to the section of BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on EBITDA including a reconciliation of EBITDA to operating income.
(2)	We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. Free cash flow does not have any standardized meaning prescribed by Canadian GAAP. Please refer to the section of BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on free cash flow including a reconciliation of cash from operating activities to free cash flow.
(3)	Net earnings and EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund do not have any standardized meaning prescribed by Canadian GAAP. Please refer to the section of BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006, entitled “Non-GAAP Financial Measures,” included in this news release, for more details on net earnings and EPS before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund including a reconciliation to net earnings applicable to common shares on a total and per share basis.
Call with Financial Analysts
BCE will hold a teleconference for financial analysts to discuss its third quarter results on Wednesday, November 1, 2006 at 8:00 a.m. (Eastern). Media are welcome to participate on a listen only basis.
To participate, please dial 416-641-6105 or 1-866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 1-800-408-3053 and entering passcode: 3182500#. This teleconference will also be Webcast live and archived for 90 days on BCE’s website at http://www.bce.ca/en/investors/investorevents/quarterlyresults/index.php.
Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, the statements appearing under the “Outlook” section, statements relating to Bell Canada’s proposed income trust conversion, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Except as otherwise indicated by BCE, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.

For a description of material assumptions underlying forward-looking statements made in this news release and of material risk factors that could cause actual results or events to differ materially from current expectations please refer to the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements And Risks That Could Affect Our Business and Results” contained in BCE Inc.’s MD&A (found on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report) for the year ended December 31, 2005 dated March 1, 2006 filed by BCE Inc. with the Canadian securities commissions (available on BCE’s website at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in BCE Inc.’s 2006 First and Second Quarter MD&As dated May 2, 2006 and August 1, 2006, under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”, filed by BCE Inc. with the Canadian Securities Commissions and with the SEC under Form 6-K (available on the same websites referred to above), and as further updated in BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006, included in this news release, under the section entitled “Assumptions Made In The Preparation Of Forward-Looking Statements and Risks That Could Affect Our Business And Results”.
The forward-looking statements contained in this news release represent our expectations as of November 1, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statement, whether as a result of new information or otherwise.
About BCE Inc.
BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE holdings include Telesat Canada, a pioneer and world leader in satellite operations and systems management, and an interest in Bell Globemedia, Canada’s premier media company. BCE shares are listed in Canada, the United States and Europe.

P. 2	THE QUARTER AT A GLANCE

This section provides a summary of the key measures we use to assess our performance and how our results in Q3 2006 compare to our results in Q3 2005.
On October 11, 2006, we announced our intention to wind down BCE Inc.’s holding company structure and convert Bell Canada into an income trust to be known as the Bell Canada Income Fund. The elimination of BCE Inc. is a further step in our plan to focus on Bell Canada and our core communications operations.
     Overall performance for Q3 2006 showed ongoing progress in our focus on execution as underlying operating trends continued to improve. The results for the quarter showed higher average revenue per user (ARPU) across all growth services, a significant increase in free cash flow and control over the pace of erosion in our legacy business.
     Revenue growth at Bell Canada in Q3 2006 was 0.4%, while EBITDA(1) improved in line with our expectations for the quarter at 1.8%, reflecting a continued focus on revenue quality, a disciplined approach towards subscriber acquisition, and the achievement of greater cost efficiencies. Our attention to profitable growth, along with our ongoing efforts to transform our overall cost structure and improve upon overall operational execution, has set a solid foundation for future growth. In addition, the sound financial performance of our growth services (comprised of wireless, video, high-speed Internet, and information and communications technology (ICT) solutions) and capital spending efficiency helped to drive a significant improvement in free cash flow in the third quarter. At the same time, although local access line losses increased year-over-year, the rate of erosion in our traditional voice business has stabilized since the beginning of 2006, as new competition starts to mature and as our customer winback initiatives gain momentum.
     In our Residential segment, the financial performance of our video, wireless and Internet businesses, driven by strong increases in ARPU and cost control, helped to offset the impact of ongoing erosion of our high-margin local wireline and long distance business and price reductions mandated by certain regulatory decisions. Growth in customer connections across all our growth services was affected by a lower number of net activations stemming from continued competitive intensity and our focus on balancing growth with profitability of our growth services.
     Our Business segment made significant progress in improving profitability during the quarter, as a result of solid cost control, steady revenue growth and the shift away from less profitable contracts. This was achieved despite the negative impact on operating margins from the continuing evolution in product mix from higher margin legacy services to Internet Protocol (IP) based services. Higher revenues reflected increased sales of IP-based connectivity and ICT solutions to our Enterprise and small and medium-sized business (SMB) customers, as well as higher wireless subscriptions.
     In the Bell Aliant(2) segment, growth in revenues from Internet, data and information technology (IT) services more than offset declining revenues from traditional wireline services attributable to expansion by competitors, technology substitution and regulatory constraints. Higher revenues, in combination with ongoing expense management driven by productivity initiatives, resulted in improved operating margins and profitability this quarter.
     In the Other Bell Canada segment, lower revenues resulted directly from the ongoing competitive market conditions in our wholesale business and sales of fibre and access capacity in Q3 2005, while operating income was negatively affected by restructuring charges related to the formation of Bell Aliant and costs associated with our 2006 workforce reduction program.
     Within the Other BCE segment, Telesat Canada (Telesat) announced that a preliminary prospectus was filed for an initial public offering of non-voting shares. Telesat reported a slightly improved level of revenues for the quarter generated by increased sales of its broadcast and two-way broadband services. Operating income was impacted by special compensation costs related to Telesat’s senior executive changes made during the quarter.
CUSTOMER CONNECTIONS

	Q3 2006	CONNECTIONS
	NET	SEPTEMBER 30,
(in thousands)	ACTIVATIONS	2006

NAS	(71)	12,237
High-Speed Internet	90	2,403
Wireless	114	5,704
Video	30	1,788

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006.

(2)	The Bell Aliant segment is comprised of the former Bell Canada regional wireline operations in Ontario and Québec, the former Aliant wireline and related operations in Atlantic Canada, and Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership and Telebec Limited Partnership held indirectly through Bell Nordiq Group Inc.
BCE INC. 2006 QUARTERLY REPORT

P. 3
• Network Access Services (NAS) — NAS in service declined by 71,000 this quarter. In the past twelve months, our local access customer base has decreased 3.7%, representing a 0.4 percentage point increase, compared with the year-over-year erosion rate in the previous quarter. The higher number of local access line losses was due primarily to the competitive entry in 2005 of cable operators in our Québec and Ontario markets with lower-priced cable telephony services. This decline was partly offset by increased customer winbacks and higher demand for access lines from a wholesale customer in Western Canada offering VoIP services.
• High-Speed Internet — We added 90,000 net new high-speed Internet customers this quarter, compared to 106,000 net activations in Q3 2005, bringing our end of period customer base to 2,403,000 or 12.6% higher than last year. The year-over-year decline in new subscriber additions was expected as net activations in Q3 2005 were fuelled by the growth of our Basic Lite products and by extensive footprint expansion.
• Wireless — We added 114,000 new net wireless subscribers this quarter, compared to 123,000 in Q3 2005, bringing our subscriber base at the end of Q3 2006 to 5,704,000. Higher revenue-generating postpaid subscribers accounted for 82%, or 94,000, of total net activations in the quarter, up from 41% last year, as a result of significantly improved customer retention efforts. Our overall churn rate remained unchanged year-over-year at 1.5%, despite higher prepaid churn in the quarter which had a negative impact on total net activations.
• Video — We activated 30,000 new net video subscribers in the quarter, compared to 82,000 in Q3 2005, bringing our total subscriber base to 1,788,000 as of September 30, 2006 for a 6.6% increase over last year. The relatively fewer number of new subscriber activations in Q3 2006 compared with the previous year reflected reduced market growth, accelerated analog to digital migrations by cable operators, decreased sales in our retail channels and the acquisition of Cable VDN Inc. (Cable VDN) in Q3 2005, which added an incremental 12,500 new net customers to our subscriber base. Churn in the third quarter remained unchanged, year-over-year, at 1.0%.
OPERATING REVENUES
In Q3 2006, we generated revenues of $4,422 million at BCE, an increase of 0.3% compared with the same quarter in 2005, reflecting higher revenues in most Bell Canada segments as well as at Telesat. Revenues at Bell Canada grew by 0.4% to $4,339 million, driven primarily by higher ARPU and an increase in the number of subscribers in all our growth services, steady revenue growth at Bell Aliant, and continued solid wireless and ICT revenue growth in our Business segment. Telesat also reported slightly improved performance largely as a result of higher broadcast revenues. The results for Q3 2005 included revenues from the sales of customer contracts in our Business segment and fibre and access capacity in our wholesale unit, which affected our revenue growth rates in 2006.
OPERATING INCOME AND EBITDA
Operating income at BCE for the quarter was $810 million, down from $909 million in Q3 2005, due largely to $126 million of restructuring and other items associated with restructuring costs for employee departures initiated at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, as well as transaction costs related to the formation of Bell Aliant.
     Operating income before restructuring and other items(1) in Q3 2006 was $936 million or $4 million lower than the same quarter in 2005. Increased net benefit plans cost and higher amortization expense more than offset an improvement in EBITDA. EBITDA for BCE increased $23 million, or 1.3% year-over-year, to $1,840 million, due to an increase of 1.8% at Bell Canada.
     Similarly, Bell Canada’s operating income in Q3 2006 was $827 million, or $78 million lower than Q3 2005, mainly because of restructuring costs related to both our workforce reduction initiative and the formation of Bell Aliant. Operating income before restructuring and other items was $938 million or $3 million higher than Q3 2005, due to higher EBITDA offset largely by higher net benefit plans cost and amortization expense. EBITDA at Bell Canada increased 1.8% to $1,835 million this quarter, reflecting higher revenues and a reduction in total operating expenses. Operating expenses decreased due primarily to lower labour costs from workforce reductions, increased cost savings from supply chain initiatives and process improvement initiatives, lower wireless and video customer acquisition costs, as well as lower expenses as a result of costs incurred in 2005 as we recovered from a labour dispute. These lower costs were offset in part by continued erosion of our NAS wireline customer base, higher wireless customer retention costs, higher capital taxes, and higher operating expenses from acquisitions made over the past year.
     As a result of higher overall revenues and improved EBITDA performance, Bell Canada’s EBITDA margin increased to 42.3% in Q3 2006 from 41.7% in Q3 2005.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Bell Aliant), and free cash flow do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc.’s 2006 Third Quarter MD&A dated October 31, 2006.
BCE INC. 2006 QUARTERLY REPORT

P. 4	THE QUARTER AT A GLANCE

NET EARNINGS / EARNINGS PER SHARE (EPS)
Net earnings applicable to common shares for Q3 2006 were $285 million, or $0.36 per common share, which represents a decrease compared with net earnings of $441 million, or $0.48 per common share for Q3 2005. Net earnings in the quarter were negatively impacted by higher restructuring and other costs related mainly to the formation of Bell Aliant. EPS before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1), which is the figure used for financial guidance purposes, reached $0.48 per common share in Q3 2006 compared to $0.50 per common share in the same quarter last year. The year-over-year decrease resulted primarily from increased net benefit plans cost, consisting of pension and post-employment benefits expense, as well as higher amortization expense, offset partly by improved EBITDA performance.
CAPITAL EXPENDITURES
Capital expenditures for BCE were $760 million in Q3 2006, which was 21% lower than the same quarter last year. As a percentage of revenues, capital expenditures decreased this quarter to 17.2% from 21.7% in Q3 2005. Similarly, Bell Canada’s capital expenditures decreased 18.1% this quarter to $715 million. As a result, Bell Canada’s capital intensity in the quarter declined 3.7 percentage points, year-over-year, to 16.5%. The majority of capital spending in the quarter was focused on key strategic priorities within the growth areas of our business. The year-over-year decreases in spending at both BCE and Bell Canada reflected reduced expenditures on IT infrastructure and systems to support both our cost reduction program initiatives as well as customer contracts in the Business segment, the timing of spending associated with various strategic initiatives, reduced spending at Bell Aliant, lower expenditures related to wireless growth and capacity expansion, and the completion in the fourth quarter of 2005 of the Alberta SuperNet. The difference in capital expenditures between BCE and Bell Canada reflects spending on satellite builds at Telesat.
CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW(1)
In Q3 2006, cash from operating activities increased 2.1% to $1,602 million from $1,569 million in Q3 2005, due mainly to improvements in working capital, partly offset by payments related to a pay equity settlement announced in Q2 2006 and an increase in income taxes paid.
     We generated $449 million of free cash flow in Q3 2006, representing an improvement of $207 million over free cash flow of $242 million reported in Q3 2005. As a result, free cash flow improved to $502 million in the first nine months of 2006 from $120 million in 2005, reflecting reduced capital spending and an improvement in cash from operating activities, offset mainly by an increase in dividends paid to BCE Inc. common shareholders.

(1)	EBITDA, operating income before restructuring and other items, net earnings before restructuring and other items, net gains on investments and costs incurred to form the Bell Aliant Regional Communications Income Fund (Hell Aliant), and free cash flow do not haw any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and are therefore unlikely to be comparable to similar measures presented by other companies. For more details on these measures, including a reconciliation to the most comparable GAAP measure, please refer to the section entitled Non-GAAP Financial Measures contained in BCE Inc. ’s 2006 Third Quarter MD&A dated October 31, 2006.
BCE INC. 2006 QUARTERLY REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS	P. 5

In this MD&A, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund on and after such date.
All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.
Please refer to the unaudited consolidated financial statements for the third quarter of 2006 when reading this MD&A. We also encourage you to read BCE Inc.’s MD&A for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 MD&A).
You will find more information about BCE, including BCE Inc.’s annual information form for the year ended December 31, 2005 dated March 1, 2006 (BCE 2005 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on BCE’s operations, performance and financial condition for the three months (Q3) and nine months (YTD) ended September 30, 2006 and 2005.
ABOUT FORWARD-LOOKING STATEMENTS

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Unless otherwise mentioned in this MD&A, or in BCE Inc.’s 2006 first or second quarter MD&A dated May 2, 2006 or August 1, 2006 (BCE 2006 First and Second Quarter MD&As), respectively, the outlooks provided in the BCE 2005 MD&A dated March 1, 2006 remain substantially unchanged.
     This MD&A contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in this MD&A describe our expectations at October 31, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in the BCE 2005 MD&A and in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while reducing costs in accordance with our expectations. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results.
BCE INC. 2006 QUARTERLY REPORT

P. 6	MANAGEMENT’S DISCUSSION AND ANALYSIS

ABOUT OUR BUSINESS
A detailed description of our products and services and our objectives and strategy is provided in the BCE 2005 MD&A.
STRATEGIC PRIORITIES
Our strategy is to deliver unrivalled integrated communication services to customers efficiently and cost effectively, and to take a leadership position in providing Internet Protocol (IP) services. We continue to build on three key pillars that support this strategy: Customer Experience, Band-width and Next-Generation Services. Taken together, these pillars are designed to deliver simplicity to our customers and durable value creation for our shareholders. Advancing this strategy requires us to transform our cost structure and the way that we serve customers.
     During the quarter, we made progress on each of our three key priorities and on transforming our cost structure.
1) Enhancing customer experience by providing superior products and service that build loyalty
• At the end of Q3 2006, 5.9 million clients were enjoying the benefits of a single bill for their wireline, Internet, video and/or wireless services (our One Bill program), representing a 4.5 million increase over the past year.
• We delivered improved service commitments and service levels in the quarter by reducing the number of missed appointments for fixed wireline installations and repairs by approximately 20% compared with the same period last year.
• As a result of our DSL Hardening Program, which has improved the performance of the network as a result of new software upgrades and installation of new hardware, we have reduced major outages of our high-speed Internet service by 20% on a year-to-date basis over the same period last year.
• As at the end of the quarter, 91% of our Enterprise customers adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports.
• By the end of the quarter, in conjunction with our new Service Accreditation Program, we had trained 72% of our customer-facing employees in the Residential and Business segments on consistent service standards.
• Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wireline, Internet, video, wireless and long distance services), reaching over 24% of total households in our Ontario and Québec footprint at the end of Q3 2006, up from 21% one year earlier.
• Since the beginning of the year, our first call resolution rate in the Residential segment decreased 0.8 percentage points due mainly to seasonality and reflecting an increase in the volume of work orders associated with both the residential move and the back-to-school periods.
2) Deliver abundant and reliable bandwidth to enable next-generation services
• We continued our rollout of fibre-to-the-node (FTTN) by deploying another 418 neighbourhood nodes in Q3 2006, raising the total number of nodes deployed to 3,310.
• Bell Mobility Inc. (Bell Mobility) expanded the core footprint of its Evolution, Data Optimized (EVDO) wireless data network to include London and Québec City, increasing coverage to 52% of the Canadian population.
• In August, we launched Sympatico Optimax, a high-speed Internet service that leverages the latest in fibre optic technology, in parts of Toronto. The service offers an Internet connection that delivers consistently fast Internet service, with maximum speeds of 10 to 16 megabits per second (Mbps). The service is also currently available in certain areas of Montreal and is expected to be deployed progressively across significant portions of Toronto and Montreal by year-end.
3) Create next-generation services to drive profitable future growth
Revenues from growth services (comprised of wireless, video, high-speed Internet and other next-generation services such as information and communications technology (ICT) solutions) accounted for 48% of total revenues at Bell Canada by the end of Q3 2006, compared with 44% one year earlier. Mainly as a result of the lower than expected revenue decline in our legacy wireline business since the beginning of the year, we now expect that growth services will represent over 50% of total Bell Canada revenues by the end of the year rather than 55% as previously anticipated.
• Bell Mobility launched a music video ringtones service. The service, which is the first of its kind in Canada, allows clients to listen to and/or watch digital music videos directly on their wireless phone when it rings.
• Sympatico introduced ‘Personal Vault’ for Residential and small and medium-sized business (SMB) customers on October 16, 2006, a comprehensive new online storage solution that is available exclusively from Bell Canada to back-up, access and share content including digital photos, financial records, music and video files.
• We opened a new testing lab in Montreal to accelerate testing of new services based on Internet telephony and multimedia standards with the objective of bringing superior products and services to market with maximum speed and simplicity and with less risk.
Transforming our cost structure
Overall, our various cost-reduction initiatives resulted in savings of $204 million in the third quarter of 2006, bringing total savings on a year-to-date basis to $501 million. These cost savings were realized primarily through process improvements in our business units and our supply chain transformation program, contributing to an improvement in Bell Canada’s EBITDA margin year-over-year.
BCE INC. 2006 QUARTERLY REPORT

P. 7
     Cost reductions from efficiency-related process improvements amounted to $96 million in the quarter and $243 million year-to-date. These savings were due primarily to:
• continued rollout of our initiative to reduce the number of invoices printed and mailed to Residential customers through our One Bill program
• improved scheduling of customer appointments and repair times, which enhanced our ability to solve customer problems with just one visit (our ‘One and Done’ program)
• contact centre efficiencies and changes to certain processes at our call centres, resulting in lower call volumes
• workforce reductions resulting from ‘One and Done’ and other operational efficiency initiatives.
Supply transformation savings of $108 million in the quarter and $258 million year-to-date were realized from:
• increased controls over discretionary spending
• reduced spending on information technology (IT) services
• outsourcing of selected contact centre call volumes
• renegotiated contracts resulting in vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we resell to our customers.
In the third quarter, an additional 793 employees departed, bringing the total number of employee departures associated with our 2006 workforce reduction program to 2,664. Our initial plan for 2006, called for a total headcount reduction this year of 3,000 to 4,000 positions. Due to a fewer number of attrition- related departures than originally expected and our decision to retain a greater mix of internal direct sales agents in support of our revenue growth initiatives, we do not expect headcount reductions in 2006 to exceed 3,000. However, our operating cost savings target for 2006 remains on track due to higher savings from decreased use of contractors and consultants in line with our objective to lower total overall labour costs.
CORPORATE DEVELOPMENTS
Wind down of BCE Inc. and the formation of the Bell Canada Income Fund
On October 11, 2006, BCE Inc. announced that it intends to eliminate its holding company structure and convert Bell Canada into an income trust to be known as the Bell Canada Income Fund. In addition, BCE Inc. and Bell Canada intend to amalgamate together with certain other subsidiaries to form a new company to be known as Bell Canada. The conversion to an income trust is timely for the company as its tax losses and deferred tax deductions would be substantially utilized in 2007, resulting in a large increase in cash taxes payable beginning in 2008.
     The conversion of Bell Canada into an income trust, and related transactions, will be carried out pursuant to a Plan of Arrangement (the ‘Arrangement’) under the Canada Business Corporations Act. Under the Arrangement, each of the outstanding common shares of BCE Inc. will be exchanged for units in the Bell Canada Income Fund on a one-for-one basis.
     BCE Inc. and Bell Canada expect to mail an information circular and other applicable materials with respect to the Arrangement in December 2006. BCE Inc. and Bell Canada currently expect to hold a meeting of their common and preferred shareholders to consider the Arrangement in January 2007.
     The transaction is subject to the receipt of all necessary security holder, regulatory and stock exchange approvals and other consents. Provided that all necessary conditions to the Arrangement are satisfied, the transaction is expected to be completed and the Bell Canada Income Fund units to begin trading in the first quarter of 2007.
Bell Aliant
The income trust transaction announced by BCE Inc. and Aliant on March 7, 2006 to form Bell Aliant closed on July 7, 2006. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant’s former wireline, information technology and related operations in Atlantic Canada, and also includes Bell Canada’s former 63.4% interest in NorthernTel Limited Partnership (NorthernTel) and Telebec Limited Partnership (Telebec) held indirectly through Bell Nordiq Group Inc. (Bell Nordiq). Upon closing of the transaction BCE held a 73.5% indirect interest in Bell Aliant, which it subsequently reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. In conjunction with this, BCE Inc. reduced its outstanding common shares by 75.8 million. Bell Aliant began trading on the Toronto Stock Exchange on July 10, 2006 under the symbol ‘BA.UN’. The financial results of Bell Aliant continue to be consolidated by BCE.
     Subsequent to the end of the third quarter, Bell Aliant made a proposal to take Bell Nordiq Income Fund private.
Completion of Bell Globemedia Reorganization
Following the receipt of regulatory approval, the transaction involving the reorganization of the ownership of Bell Globemedia announced on December 2, 2005 was completed on August 30, 2006. As part of the transaction, which reduced BCE’s interest in Bell Globemedia from 68.5% to 20%, BCE retains certain important rights and has entered into a commercial agreement with Bell Globemedia to have access to existing and future content. Subsequent to the conclusion of this transaction, Bell Globemedia completed its takeover bid of CHUM Limited, resulting in a further reduction of BCE’s ownership in Bell Globemedia from 20% to 15%.
BCE INC. 2006 QUARTERLY REPORT

P. 8	MANAGEMENT’S DISCUSSION AND ANALYSIS

Telesat Initial Public Offering
On September 18, 2006, Telesat Holding Inc. filed a preliminary prospectus and a registration statement for an initial public offering (IPO) of non-voting shares both in Canada and the United States. Prior to completion of the offering, Telesat intends to undergo a debt recapitalization the net proceeds of which, together with the net proceeds of the offering, will be distributed to BCE. Upon closing of the offering, Telesat Holding Inc. will be the parent company of Telesat Canada.
Normal Course Issuer Bid
During the quarter, BCE Inc. purchased an additional 4.4 million common shares for a total cost of $114 million under its Normal Course Issuer Bid (NCIB) program. This brought the total number of common shares repurchased and cancelled as at September 30, 2006 to 40 million, representing approximately 90% of the total common shares targeted for repurchase, for a total cash outlay of $1,108 million. BCE Inc. commenced the NCIB program on February 1, 2006 with the intention to purchase and cancel approximately 5%, or 45 million, of its outstanding common shares over a twelve-month period.
NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA

We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Operating income	810	909	2,572	2,879
Amortization expense	786	774	2,332	2,285
Net benefit plans cost	118	103	388	300
Restructuring and other items	126	31	264	31

EBITDA	1,840	1,817	5,556	5,495

BELL CANADA	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Operating income	827	905	2,571	2,868
Amortization expense	772	756	2,289	2,233
Net benefit plans cost	125	111	404	324
Restructuring and other items	111	30	246	30

EBITDA	1,835	1,802	5,510	5,455

BCE INC. 2006 QUARTERLY REPORT

P. 9
OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other items on a consolidated basis for BCE and Bell Canada.

BCE	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Operating income	810	909	2,572	2,879
Restructuring and other items	126	31	264	31

Operating income before restructuring and other items	936	940	2,836	2,910

BELL CANADA	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Operating income	827	905	2,571	2,868
Restructuring and other items	111	30	246	30

Operating income before restructuring and other items	938	935	2,817	2,898

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT
The term net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.
     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

	Q3 2006		Q3 2005		YTD 2006		YTD 2005
		PER		PER		PER		PER
	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE	TOTAL	SHARE

Net earnings applicable to common shares	285	0.36	441	0.48	1,238	1.41	1,478	1.60
Restructuring and other items(1)	71	0.09	21	0.02	156	0.18	21	0.02
Net (loss) gains on investments	3	—	—	—	(113)	(0.13)	(27)	(0.03)
Other costs incurred to form Bell Aliant(2)	28	0.03	—	—	42	0.05	—	—

Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant	387	0.48	462	0.50	1,323	1.51	1,472	1.59

(1)	Includes transactions costs associated with the formation of Bell Aliant. These costs relate mainly to investment banking, professional and consulting fees. In Q3 2006 we incurred $95 million ($51 million after tax and non-controlling interest) of transaction costs, and $138 million ($77 million after tax and non-controlling interest) in the first nine months of 2006.

(2)	Includes premium costs incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In Q3 2006 we incurred $82 million ($28 million after tax and non-controlling interest) and $122 million ($42 million after tax and non-controlling interest) in the first nine months of 2006,
BCE INC. 2006 QUARTERLY REPORT

P. 10	MANAGEMENT’S DISCUSSION AND ANALYSIS

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period-to-period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Cash from operating activities	1,602	1,569	3,862	3,778
Capital expenditures	(760)	(958)	(2,198)	(2,565)
Total dividends paid	(390)	(373)	(1,148)	(1,096)
Other investing activities	(3)	4	(14)	3

Free cash flow	449	242	502	120

QUARTERLY FINANCIAL INFORMATION
The following table shows selected consolidated financial data for the eight most recently completed quarters. This information has been prepared on the same basis as the annual consolidated financial statements, but is unaudited.

	2006				2005			2004

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenues	4,422	4,388	4,356	4,539	4,408	4,368	4,290	4,379
EBITDA	1,840	1,875	1,841	1,736	1,817	1,857	1,821	1,670
Amortization expense	(786)	(790)	(756)	(776)	(774)	(763)	(748)	(772)
Net benefit plans cost	(118)	(134)	(136)	(59)	(103)	(99)	(98)	(63)
Restructuring and other items	(126)	(50)	(88)	(24)	(31)	(5)	5	(124)

Operating income	810	901	861	877	909	990	980	711
Earnings from continuing operations	324	444	406	387	444	541	459	339
Discontinued operations	(22)	50	88	43	15	40	32	26
Extraordinary gain	—	—	—	—	—	—	—	69

Net earnings	302	494	494	430	459	581	491	434
Net earnings applicable to common shares	285	476	477	413	441	563	474	417
Included in net earnings:
Net gains on investments
Continuing operations	8	—	1	—	—	33	—	85
Discontinued operations	(11)	35	80	—	—	(5)	(1)	(24)
Restructuring and other items	(71)	(27)	(58)	(16)	(21)	(3)	3	(61)
Costs incurred to form Bell Aliant	(28)	(14)	—	—	—	—	—	—

Net earnings per common share
Continuing operations — basic	0.39	0.47	0.42	0.39	0.46	0.57	0.48	0.35
Continuing operations — diluted	0.39	0.47	0.42	0.39	0.46	0.57	0.48	0.35
Net earnings — basic	0.36	0.53	0.52	0.44	0.48	0.61	0.51	0.45
Net earnings — diluted	0.36	0.53	0.52	0.44	0.48	0.61	0.51	0.45
Average number of common shares outstanding (millions)	818.8	896.4	920.5	927.3	927.0	926.6	926.2	925.3

BCE INC. 2006 QUARTERLY REPORT

P. 11
FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance in Q3 2006 and YTD 2006 compared with Q3 2005 and YTD 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
CONSOLIDATED ANALYSIS

	Q3 2006	Q3 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Operating revenues	4,422	4,408	0.3%	13,166	13,066	0.8%
Operating expenses	(2,582)	(2,591)	0.3%	(7,610)	(7,571)	(0.5%)

EBITDA	1,840	1,817	1.3%	5,556	5,495	1.1%
Amortization expense	(786)	(774)	(1.6%)	(2,332)	(2,285)	(2.1%)
Net benefit plans cost	(118)	(103)	(14.6%)	(388)	(300)	(29.3%)
Restructuring and other items	(126)	(31)	n.m.	(264)	(31)	n.m.

Operating income	810	909	(10.9%)	2,572	2,879	(10.7%)
Other (expense) income	(113)	1	n.m.	(149)	31	n.m.
Interest expense	(247)	(238)	(3.8%)	(713)	(710)	(0.4%)

Pre-tax earnings from continuing operations	450	672	(33.0%)	1,710	2,200	(22.3%)
Income taxes	(85)	(179)	52.5%	(412)	(607)	32.1%
Non-controlling interest	(41)	(49)	16.3%	(124)	(149)	16.8%

Earnings from continuing operations	324	444	(27.0%)	1,174	1,444	(18.7%)
Discontinued operations	(22)	15	n.m.	116	87	33.3%

Net earnings	302	459	(34.2%)	1,290	1,531	(15.7%)
Dividends on preferred shares	(17)	(18)	5.6%	(52)	(53)	1.9%

Net earnings applicable to common shares	285	441	(35.4%)	1,238	1,478	(16.2%)

EPS	0.36	0.48	(25.0%)	1.41	1.60	(11.9%)

n.m.: not meaningful
Operating Revenues
Total operating revenues at BCE grew 0.3% to $4,422 million in Q3 2006 and 0.8% to $13,166 million year-to-date, reflecting improved performance at Bell Canada, offset partially by lower revenues in our Other BCE segment. At Bell Canada, revenues increased 0.4% and 0.9% in the third quarter and first nine months of 2006 to $4,339 million and $12,897 million, respectively. The year-over-year improvements were driven primarily by: higher average revenue per user (ARPU) and subscriber base growth in our Residential segment’s Wireless, Internet and Video units; Internet, data and IT services revenue growth at Bell Aliant; and higher wireless subscriptions and sales of IP-based connectivity and ICT solutions to our Business segment customers. In each case, the positive contribution to our top-line results more than compensated for the ongoing erosion of our traditional legacy services and the impact of regulatory decisions. Higher operating revenues at our Residential, Business and Bell Aliant segments in 2006 were partially offset by year-over-year decreases at our Other Bell Canada segment, due primarily to our wholesale operations where competitive pressures in the long distance market and lower data revenues from the sales of fibre and access capacity last year negatively impacted results.
     Total operating revenues in the third quarter reflected a negative net impact from regulatory decisions amounting to approximately $13 million year-over-year. The Canadian Radio-television and Telecommunications Commission’s (CRTC) rulings included a reduction in local rates associated with the Price Caps deferral account, a reduction in rates we charge for switching and aggregation services to long distance service providers and an adjustment to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices. The CRTC’s decision in 2005 regarding Competitor Digital Network Services (CDN Decision) partially offsets the adverse regulatory impact on operating revenues this year.
     In addition, the results for Q3 2005 included the positive impact on revenues generated from the sale of customer contracts in our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, and the sale of U.S. conferencing solutions.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Operating Income
Operating income at BCE in the third quarter of 2006 was $810 million, down 10.9% from $909 million in the same quarter last year, while on a year-to-date basis operating income decreased 10.7% to $2,572 million from $2,879 million in 2005. Similarly, Bell Canada’s operating income declined by 8.6% and 10.4% to $827 million and $2,571 million for the same respective periods. The year-over-year decreases were due largely to restructuring and other items related to restructuring costs for involuntary employee departures at Bell Canada, the relocation of employees and closing of real estate facilities related to a reduced workforce, as well as costs incurred to form Bell Aliant.
     Operating income before restructuring and other items in Q3 2006 was $936 million or 0.4% lower than the same quarter in 2005 at BCE, and was $938 million or 0.3% higher at Bell Canada. Similarly, on a year-to-date basis, operating income before restructuring and other items at BCE was $2,836 million, or 2.5%, lower than the first nine months of 2005 and was $2,817 million or 2.8% lower at Bell Canada. The decreases in operating income before restructuring and other items at both BCE and Bell Canada this quarter, compared with the third quarter of 2005, resulted primarily from continued erosion of our high-margin residential network access services (NAS) wireline customer base, continued operating margin pressure from the transformation of our product mix towards growth services, higher wireless customer retention costs, higher operating expenses from business acquisitions made over the past year, higher capital taxes resulting mainly from the creation of Bell Aliant, as well as increased net benefit plans cost and amortization expense. These negative impacts were partially offset by incremental savings stemming from our various supply and process transformation cost-reduction initiatives, lower customer acquisition costs in our wireless and video units, lower labour costs resulting mainly from employee workforce reductions, lower expenses as a result of costs incurred in Q3 2005 as we recovered from a labour dispute with our technicians in Ontario, as well as higher operating revenues at Bell Canada. On a year-to-date basis, the decreases in operating income before restructuring and other items also were impacted by higher wireless customer acquisition costs in the first quarter of 2006 due to increased gross activations and higher year-over-year costs from our ongoing investment in service improvement.
     See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA for BCE increased this quarter and year-to-date by 1.3% and 1.1%, respectively, to $1,840 million and $5,556 million from $1,817 million and $5,495 million in the same periods last year. These results reflected improved year-over-year operating performance at Bell Canada in both the third quarter and first nine months of the year, offset by lower EBITDA at Telesat due largely to special compensation costs in Q3 2006 as a result of executive changes and non-recurring revenues this year from the sale of network services that occurred in the second and third quarters of 2005.
     At Bell Canada, EBITDA was $1,835 million this quarter and $5,510 million year-to-date, representing increases of 1.8% and 1.0%, respectively, over the previous year. The results for 2006 reflect improved performance at our Business, Bell Aliant, and Other Bell Canada segments offset mostly by a slight decrease at our Residential segment. On a year-to-date basis, however, our Other Bell Canada segment contributed positively to EBITDA due principally to lower operating expenses, while our Residential segment’s EBITDA remained virtually unchanged.
     EBITDA margin for BCE and Bell Canada in Q3 2006 improved 0.4 and 0.6 percentage points, respectively, compared with the same quarter last year, to 41.6% and 42.3%. In the first nine months of the year, EBITDA margin increased slightly at BCE to 42.2% from 42.1%, while Bell Canada’s EBITDA margin remained unchanged at 42.7%, compared with the same period in 2005. The relative stability in margins year-over-year reflected a significant step-up in savings from our cost reduction program and stabilizing levels of erosion in our traditional voice and data services. Lower labour costs achieved through workforce reductions and other productivity initiatives such as outsourcing of call centre activities, resolution of residual service issues from a labour dispute with our technicians that created operating expense pressures in 2005, as well as lower customer acquisition costs, due primarily to lower wireless, video and high-speed Internet activations collectively, also contributed towards maintaining steady EBITDA margins. These favourable impacts were offset in part by a number of operating cost pressures, which included continued loss of high-margin legacy voice and data revenues across all our segments, higher operating costs in wireless mainly from increased customer retention activity, higher capital taxes, as well as higher operating expenses from acquisitions made over the past year.
     Wireless EBITDA increased by 13.2% to $411 million in Q3 2006 from $363 million in Q3 2005, driven primarily by wireless revenue growth of 14.3% and lower customer acquisition costs despite higher gross subscriber additions in the third quarter of this year. Nevertheless, wireless EBITDA margin decreased 0.3 percentage points to 43.7% in Q3 2006 from 44.0% in the same quarter last year, due in large part to higher handset upgrade and customer retention costs.
     On a year-to-date basis, wireless EBITDA improved 13.8% to $1,133 million from $996 million in 2005, reflecting revenue growth of 12.7%, reduced customer contact centre costs and lower bad debt expense. These factors contributed to wireless EBITDA margin of 42.9% year-to-date, representing a 0.2 percentage point improvement in margin compared with the first nine months of 2005 when customer service issues related to our billing system conversion had a negative impact on our financial results, particularly during the first three months of the year. The year-over-year EBITDA margin improvement was offset partly by increased retention costs associated with our customer lifecycle management initiatives, as well as the recognition in Q2 2005 of a portion of deferred revenues related to unused prepaid minutes.
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     Wireless cost of acquisition (COA) improved 3.9% to $415 per gross activation in Q3 2006 from $432 per gross activation for the same quarter in 2005. Lower COA resulted from a decrease in handset subsidies due to volume rebates received from handset manufacturers, the exercise of pricing discipline despite intense competition, and a higher number of prepaid gross activations year-over-year. These decreases were partly offset by higher marketing expenses associated with our Frank & Gordon campaign and the marketing of Solo Mobile, as well as higher sales commissions from a focus on acquiring higher-value subscribers. On a year-to-date basis, despite the mitigating impact of a larger number of gross subscriber activations year-over-year, COA increased 1.2% to $410 per gross activation in 2006 from $405 per gross activation in the previous year, mainly as a result of higher handset subsidies earlier in the year on premium-priced handsets used to attract high-ARPU, longer-term contract customers, increased advertising costs, promotional initiatives, and higher sales commissions.
     Video EBITDA increased significantly both on a quarterly and year-to-date basis to $42 million and $155 million, respectively, compared with $12 million and $22 million for the same periods in 2005. The year-over-year improvements reflected strong double-digit revenue growth brought about by the combined impact of higher ARPU and a 6.6% increase in the number of customers, as well as significantly lower subscriber acquisition costs due to fewer gross activations and the favourable impact from a higher number of set-top box (STB) rentals. Lower call centre expenses stemming from reduced average call handling times and outsourcing also contributed to the improvement in EBITDA.
Amortization Expense
Amortization expense of $786 million in Q3 2006 and $2,332 million on a year-to-date basis in 2006 represent increases of 1.6% and 2.1%, respectively, compared to the same periods last year. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements partly offset by a slight increase in the average life of capital assets.
Net Benefit Plans Cost
The net benefit plans cost of $118 million in Q3 2006 and $388 million on a year-to-date basis in 2006 represent increases of 14.6% and 29%, respectively, compared to the same periods last year. The increases resulted mainly from a reduction in the discount rate, which increased the cost of our pension plan liabilities and, therefore, net benefit plans cost.
     On December 31, 2005, the discount rate was reduced from 6.2% to 5.2%. On July 7, 2006, following the formation of Bell Aliant, the discount rate was increased to 5.6% to reflect changes in long-term market interest rates. The increase in discount rate will result in a reduction in net benefit plans cost of approximately $30 million for the second half of 2006 compared to the first six months of 2006.
     (New actuarial valuations were completed in June 2006 for our defined benefit pension plans. For further information, please see Liquidity within our Financial and Capital Management section.)
Restructuring and Other Items
We recorded restructuring charges and other items of $126 million in Q3 2006 and $264 million on a year-to-date basis in 2006. These included:
     • charges of $11 million in the third quarter of 2006 and $85 million on a year-to-date basis related to new restructuring costs for the involuntary departure of approximately 200 employees in the third quarter and 1,430 employees on a year-to-date basis
     • charges of $20 million in the third quarter of 2006 and $44 million on a year-to-date basis for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring costs
     • transaction costs of $95 million in the third quarter of 2006 and $138 million on a year-to-date basis related to the formation of Bell Aliant. These transaction costs related mainly to investment banking, professional and consulting fees.
Net Earnings and Earnings per Share (EPS)
Net earnings applicable to common shares for Q3 2006 were $285 million, or $0.36 per common share, which represents a decrease of 35% compared with net earnings of $441 million, or $0.48 per common share for the same period last year. Included in net earnings in Q3 2006 was a net charge of $71 million from restructuring and other items, a net charge of $28 million relating to a premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant and net gains on investments of $8 million mainly attributable to a $9 million gain on the acquisition by the Bell Canada pension fund of our Nortel Networks Corporation (Nortel) investment. Net earnings were further impacted in the third quarter of 2006 by net losses from discontinued operations of $11 million which included a net loss of $4 million on the sale of most of our interest in Bell Globemedia Inc. (Bell Globemedia) and an $8 million write-down of our CGI Group Inc. (CGI) investment as a result of the acquisition by the Bell Canada pension fund of 25 million of our CGI shares. In the third quarter of 2005, net earnings included a net charge of $21 million from restructuring and other items. Excluding the impact of these items, net earnings of $387 million, or $0.48 per common share, decreased by $75 million, or $0.02 per common share over Q3 2005.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
     On a quarterly basis, improved EBITDA performance was more than offset by higher amortization expense and higher net benefit plans cost. There was minimal impact on EPS as a result of the formation of Bell Aliant as the favourable impact from the decrease in tax expense resulting from the non-taxable portion of Bell Aliant’s income and the reduction in outstanding common shares of BCE Inc. in conjunction with the formation of Bell Aliant was offset by an increase in non controlling interest. Income taxes further decreased due mainly to lower pre-tax earnings in Q3 2006 and other adjustments to our estimated future tax liability partly offset by $39 million of savings in Q3 2005 resulting from the loss monetization program between Bell Canada and Bell Canada International Inc. (BCI).
     On a year-to-date basis, net earnings applicable to common shares were $1,238 million, or $1.41 per common share, 16.2% lower than $1,478 million, or $1.60 per common share, for the same period last year. Year-to-date earnings were further impacted by a net charge of $85 million from restructuring and other items associated with our new employee workforce reduction initiatives, the related relocation of employees and closing of real estate facilities, and the transaction costs related to the formation of Bell Aliant. Net earnings was also impacted by a net charge of $14 million incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant offset mainly by $116 million of net gains from discontinued operations, which related mainly to the gain on sale of most of our interest in CGI in the first quarter of 2006 and a gain of $52 million on the return of capital from BCI offset by a write-down of $17 million on our remaining investment in CGI.
     The year-to-date decrease was further impacted by net gains on investments in 2005 of $27 million which included a $39 million dilution gain in our interest in TerreStar Networks Inc. (TerreStar), a mobile satellite services company partly offset by a $7 million write-down of Bell Globemedia’s investment in TQS Inc. which was included in discontinued operations. Excluding the impact of these items, net earnings of $1,323 million, or $1.51 per common share, decreased by $149 million, or $0.08 per common share over last year.
     On a year-to-date basis, income tax expense was further impacted by the decrease in corporate federal income tax rates, the elimination of the large corporation tax stemming from the 2006 federal budget and favourable audit settlements in the first quarter of 2006. Savings in Q2 2005 of $60 million resulting from the loss monetization program between Bell Canada and BCI partially offset the year-to-date decrease.
SEGMENTED ANALYSIS
Starting in the third quarter of 2006, our segment reporting reflects the formation of Bell Aliant and it is reported as a separate segment. Since Bell Aliant includes the operation of Bell Canada’s former regional wireline operations and Bell Nordiq, the results of our other segments have been restated to reflect the sale of these operations.

OPERATING REVENUES	Q3 2006	Q3 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	1,799	1,770	1.6%	5,288	5,229	1.1%
Business	1,495	1,473	1.5%	4,466	4,375	2.1%
Bell Aliant	841	826	1.8%	2,506	2,483	0.9%
Other Bell Canada	393	436	(9.9%)	1,190	1,229	(3.2%)
Inter-segment eliminations	(189)	(183)	(3.3%)	(553)	(533)	(3.8%)

Bell Canada	4,339	4,322	0.4%	12,897	12,783	0.9%
Other BCE	125	127	(1.6%)	393	407	(3.4%)
Inter-segment eliminations	(42)	(41)	(2.4%)	(124)	(124)	—

Total operating revenues	4,422	4,408	0.3%	13,166	13,066	0.8%

OPERATING REVENUES	Q3 2006	Q3 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Residential	400	430	(7.0%)	1,307	1,379	(5.2%)
Business	223	203	9.9%	576	641	(10.1%)
Bell Aliant	204	194	5.2%	572	573	(0.2%)
Other Bell Canada	—	78	n.m.	116	275	(57.8%)

Bell Canada	827	905	(8.6%)	2,571	2,868	(10.4%)
Other BCE	(17)	4	n.m.	1	11	(90.9%)

Total operating income	810	909	(10.9%)	2,572	2,879	(10.7%)

n.m.: not meaningful
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Residential Segment
Residential revenues increased 1.6% in the third quarter of 2006 and 1.1% in the first nine months of 2006, compared with the same periods last year, to reach $1,799 million and $5,288 million, respectively. Wireless, video, and data revenues contributed 4.0%, 2.1% and 1.6%, respectively, to overall Residential revenue growth in Q3 2006, while terminal sales and other revenues added a further 0.3%. The revenue performance of our growth engines in the quarter was offset largely by negative contributions of 4.7% from local and access services and 1.7% from long distance. On a year-to-date basis, wireless, video, and data revenues contributed 3.0%, 2.7% and 1.3%, respectively, to overall Residential revenue growth in 2006, which was offset largely by negative contributions of 3.6% from local and access services, 2.0% from long distance, and 0.3% from terminal sales and other revenues. Both the quarterly and year-to-date increases were the result of significantly higher video, wireless and high-speed Internet ARPU subscribers. The year-over-year improvements were adversely affected by lower wireline revenues stemming from increased NAS losses due mainly to increased cable telephony competition, continued wireless long distance and VoIP substitution, the impact of CRTC-mandated local rate reductions, as well as ongoing aggressive price competition.
Wireline
Local and access, which represents the largest proportion of our Residential segment revenues, declined this quarter and year-to-date, compared with the same periods in 2005, due mainly to NAS erosion and CRTC-required price reductions for basic service and related SmartTouch features. NAS decreased this quarter primarily as a result of losses to cable companies and competitive local exchange carriers (CLECs), wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access which reduces the need for second telephone lines. The rate of year-over-year NAS erosion increased in Q3 2006 as the major cable companies operating in our Ontario and Québec markets continued to expand their service footprints and to vigorously market low-priced cable telephony offerings through bundled offers with other services. The CRTC’s Deferral Account decision, which required local rate reductions effective June 1, 2006, reduced local and access revenues by approximately $17 million in the quarter and $21 million year-to-date.
     In line with NAS erosion, long distance revenues were lower both this quarter and year-to-date, compared with the same periods last year, reflecting lower average revenue per minute (ARPM), a decrease in the overall volume of conversation minutes, and lower prepaid calling card sales. However, mainly as a result of an increase in the network charge from $2.95 per month to $4.50 per month, which became effective on April 15, 2006, as well as higher overseas and calling card per-minute rates, total long distance revenues remained relatively unchanged compared with the first two quarters of 2006, while the year-over-year rate of decline slowed compared with previous quarters. Lower ARPM reflected ongoing competition from non-traditional long distance providers, increased adoption of our Block-of-Time (BOT) minute plans, and a lower volume of higher-priced overseas minutes. Overall minutes also declined year over year, as usage gains stemming from our BOT and bundle products were more than offset by the impact from increased NAS erosion and losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     (For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.)
Wireless
Third-quarter and year-to-date Residential wireless revenues increased year-over-year, mainly as a result of a higher average number of customers, a shift in new subscribers towards higher-value rate plans, the growing impact of higher-than-average ARPU prepaid customers from Solo and Virgin Mobile, price increases over the past year for certain services and features, and the continued popularity of our ‘10-4’ push-to-talk service. Higher data usage stemming from our extended EVDO network, increased adoption of ‘Fuel Me’ bundles, text messaging, mobile browsing and gaming, all of which have been facilitated by the availability of new handsets with enhanced MP3 download and video streaming capabilities, also contributed to the year-over-year improvement in Residential wireless revenues.
     (For further information about our wireless business, please see Wireless within our Product Line Analysis.)
Data
Higher Residential data revenues for both the quarter and first nine months of the year were driven by high-speed Internet subscriber base growth of 12.6% and higher ARPU. The improvement in ARPU has been driven by:
• the implementation of several price increases over the past year, including:
     • a $5 increase in Q4 2005 for new customers in Ontario subscribing to DSL Basic or Lite service
     • a $5 increase in Q2 2006 for existing customers in Ontario either on DSL Basic or Lite service
     • a $2 increase in Q2 2006 for new customers in Ontario subscribing to High-Speed Edition
     • a $2 increase in Q3 2006 for existing customers in Ontario on High-Speed Edition
• a reduction in customer credits
• a 34% increase in combined revenues from our Sympatico.MSN.ca web portal and other value-added services such as MSN Premium, Security Services, Games Mania and Home Networking.
Sympatico customers generated 58.4 million video streams in the quarter, nearly a six-fold increase compared with Q3 2005. The portal, which reaches approximately 87% of online Canadians, currently averages 19.1 million unique visitors per month, reflecting an increase of 17% over the past year. The year-over-year improvements in Residential data revenues were moderated by promotional offers on our Basic and High-Speed Edition products in Québec.
     (For further information about our data business, please see Data within our Product Line Analysis.)
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Video
Our Video unit reported strong revenue growth of 15.1 % and 20% for the three and nine months ended September 30, 2006, respectively, to $289 million and $852 million compared with the same periods in 2005. The year-over-year improvements were driven by subscriber growth, higher ARPU reflecting the impact of price increases implemented over the past year, continued up-selling of customers to enhanced programming packages, further growth of set-top box (STB) rentals and higher pay-per-view take rates.
     Our video subscriber base has grown by 6.6% over the past twelve months to reach 1,788,000 as at September 30, 2006. In Q3 2006, we added 30,000 new net video subscribers, bringing the total number of new customers activated since the beginning of the year to 61,000. These results compare with new net video subscriber additions of 82,000 and 174,000 for the same comparable periods in 2005. The year-over-year decreases can be attributed to fewer sales in our retail channels, aggressive analog to digital conversions by cable operators, and our acquisition of Cable VDN Inc. (Cable VDN) in Q3 2005 which contributed 12,500 new net subscribers. In addition, total market growth was higher in 2005. The impact of card swaps undertaken by Bell ExpressVu and other direct-to-home (DTH) satellite television providers may have been a contributor to higher growth last year. Despite lower than expected sales in our retail channels in Q3 2006, subscriber acquisition improved throughout the quarter as a result of the launch of our ‘All-in-One’ Plans, which combine programming, equipment, installation and warranty into simple packages.
     Our video churn rate in the quarter remained unchanged, year-over-year, at 1.0%, reflecting the success of our customer retention activities. On a year-to-date basis, churn increased by just 0.1 percentage point to 1.0%, despite several price increases introduced over the past year, a lower proportion of our subscribers on long-term contracts, and the challenging competitive environment such as aggressive offers on hardware.
     Video ARPU increased to $54 per month in Q3 2006 from $51 per month in Q3 2005. The $3 improvement was due mainly to the shift in product mix towards higher-priced programming packages and to higher pay-per-view revenues, and to a lesser extent to price increases on service offerings implemented since the fourth quarter of 2005. During 2005, we applied rate increases of $2 and $3, respectively, on our basic and theme packages for all new customers effective October. In 2006, we continued to exercise pricing discipline by implementing a $2 rate increase at the beginning of the year on our standard digital programming package for all existing customers without a contract and we increased the system access fee by $3 per month for all our legacy subscribers in May. Customer credits on STB rentals and programming as well as retention discounts partly offset the year-over-year increase in third quarter ARPU. Similarly, on a year-to-date basis, video ARPU increased to $53 per month, reflecting a $4 improvement compared with the same period in 2005.
Residential Operating Income
Our Residential segment reported operating income of $400 million this quarter and $1,307 million year-to-date, down 7.0% and 5.2%, respectively, from the comparable periods in 2005. In each case, the decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, increased customer retention costs and advertising expenses in our wireless unit, as well as increased amortization expense and net benefit plans cost. These factors were mitigated in part by higher revenues across all our growth services, a decrease in total subscriber acquisition expenses in wireless and video, lower contact centre costs driven by reduced handle times and outsourcing of call volumes, as well as savings from other cost-reduction initiatives which included the ongoing implementation of our One Bill initiative and improved scheduling of customer appointments and repair times.
Business Segment
Business segment revenues for the three and nine months ended September 30, 2006 were $1,495 million and $4,466 million, respectively, representing increases of 1.5% and 2.1% over the same periods in 2005. The results for Q3 2005 were impacted positively by the sale of customer contracts related to legacy point-of-sale systems and our U.S. conferencing solutions. Our SMB and Bell West units accounted for 0.8% and 2.0% of the total growth in Business segment revenues in Q3 2006, partly offset by a negative contribution of 1.3% from our Enterprise unit. Similarly, on a year-to-date basis, SMB and Bell West both contributed to the increase in Business segment revenues, accounting for 0.8% and 2.1% of the total respectively, while Enterprise partly offset this growth with a negative contribution of 0.8%.
     Both in the quarter and year-to-date, increases in ICT and wireless revenues from SMB and Enterprise customers were partly offset by further declines in long distance and legacy data revenues as a result of continued intense competitive pricing pressures and ongoing migration of customers’ voice and data traffic to our IP-based systems. In addition, wireline access revenues increased in Q3 2006, reflecting stabilization in the rate of erosion in legacy wireline connectivity services and the impact of pricing initiatives implemented by our Enterprise and SMB units.
Enterprise
Revenues generated by our Enterprise unit decreased both this quarter and on a year-to-date basis, compared with the same periods in 2005, due primarily to a decline in long distance and legacy data services revenues stemming from competitive price reductions and the ongoing migration of our customers’ voice and data traffic to IP-based systems. Higher wireless revenues fuelled by continued solid subscriber growth and increased ARPU, as well as improved penetration of ICT products and services and higher IP connectivity revenues, mitigated the year-over-year decreases in total Enterprise revenues.
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     Data revenues decreased in the quarter and first nine months of the year, mainly as a result of competitive price reductions on customer contracts for legacy data services and the positive impact on revenues in Q3 2005 from the sale of customer contracts related to legacy point-of-sales systems, which tempered IP-based connectivity and ICT revenue growth year over year. ICT revenues grew by 5% this quarter and 9% in the first nine months of 2006, reflecting increased sales from companies acquired over the past year to enhance the breadth of our service offerings and new contract wins primarily in the areas of security solutions and wireless data.
     Our Enterprise unit continued to experience an increase in demand for IP-based network solutions, particularly for IP virtual private network services. During the third quarter, our Enterprise unit renewed its service agreement with Desjardins Group, the largest integrated cooperative financial group in Canada. Under this eight-year contract valued at approximately $670 million, Bell will provide Desjardins with IP-based communications, payment and call centre services, a technological evolution plan to convert its approximate 1,500 retail branch offices, and an annual ICT services development plan.
SMB
Revenues generated from SMB customers increased this quarter and year-to-date as higher data, wireless and local and access revenues more than compensated for lower long distance and other revenues. Double-digit data revenue growth was fuelled by continued demand for high-speed Internet access service connections and strong growth in ICT sales driven mainly by higher value-added services (VAS) sales and cross-selling opportunities with companies acquired to enhance our virtual chief information officer (VCIO) strategy, while equipment sales remained relatively flat year-over-year. Despite intensifying competition, total VAS/VCIO revenues increased by 24% this quarter and by 27% year-to-date. Although long distance revenues continued to decrease year-over-year, largely as a result of lower minute volumes, competitive pricing pressures and a weakening of our pay-phone business brought about by increasing wireless and Internet substitution, the quarterly rate of decline has stabilized reflecting the impact of strategic product pricing. Local and access revenues increased in the quarter and were stable on a year-to-date basis, reflecting a slower decline in local line losses to alternative telephony providers as a result of our customer retention activities, and the favourable impact of recent price increases for basic local access. Lower other revenues can be attributed primarily to the sale of our U.S. conferencing solutions in the third quarter of 2005 and to a decrease in legacy voice equipment sales.
Bell West
Bell West continued to grow its business this quarter as data revenues increased year-over-year, due primarily to the launch of services on the Alberta SuperNet (a next-generation broadband access network), higher data equipment sales and continued growth in Bell West’s Enterprise and SMB customer bases. As a result of an internal reorganization completed during the third quarter of 2006, wholesale service revenues associated with demand for local access lines to support Shaw Communications’ (Shaw) Digital Phone service are now reflected in the results of our Other Bell Canada segment.
Business Operating Income
Business segment operating income in the third quarter of 2006 increased by 9.9% year-over-year to $223 million, mainly as a result of higher revenues, cost reductions and a shift away from less profitable hardware equipment contracts. Higher amortization expense and net benefits plans cost partly offset this increase. In addition, the negative margin impact from the ongoing shift of voice and data traffic to IP-based growth services and the loss of higher-margin legacy voice and data business due to competitive pricing pressures reduced operating income. However, on a year-to-date basis, operating income decreased by 10.1% to $576 million compared to the same period last year, due to lower gross profit as a result of the relatively greater loss of higher-margin legacy wireline business to IP substitution or the competition, relatively higher operating expenses, and increased amortization expense and net benefits plans cost.
     In our Enterprise unit, operating income decreased in the quarter and year-to-date, reflecting lower revenues due to competitive pricing pressures in long distance and legacy data, margin erosion from the shift in product mix towards IP-based services, the impact of customer contracts sales related to legacy point-of-sales systems in Q3 2005, as well as higher net benefits plans cost. This was offset partly by lower selling, general and administration expenses, and a decrease in labour costs driven primarily by workforce reductions.
     Our SMB unit reported solid operating income growth in the third quarter and first nine months of 2006. Year-over-year revenue growth and cost savings from sales force realignment, employee headcount reductions and other process transformation efficiency-related initiatives mitigated the margin erosion associated with the shift in sales from legacy wireline services to VAS/VCIO solutions. These year-over-year increases in the third quarter and year-to-date operating income were offset partly by higher operating expenses from recent business acquisitions, as well as higher net benefit plans cost.
     Bell West recorded higher operating income in both this quarter and the first nine months of 2006, due primarily to improved gross margins from revenue growth and lower operating expenses, offset partially by higher amortization expense now that the Alberta SuperNet is in service.
Bell Aliant
Bell Aliant revenues were $841 million in the quarter and $2,506 million year-to-date, reflecting increases of 1.8% and 0.9% respectively compared with the same periods last year, as growth in data and terminal sales and other revenues more than offset declining revenues from local and access and long distance services.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
     Local and access services revenue decreased on a year-over-year basis both in the quarter and year-to-date. This resulted mainly from a 1.2% decline in the NAS customer base, reflecting competitive losses, the reduction in second lines as dial-up Internet customers continued to migrate to high-speed services, and the reduction in primary lines as customers adopt wireless and VoIP technologies. Long distance revenues also decreased year-over-year, due primarily to lower per-minute toll prices in the residential market, and lower overall minutes of usage.
     Double-digit data revenue growth in both the third quarter and first nine months of 2006 can be attributed mainly to a significant increase in high-speed Internet revenue resulting from year-over-year subscriber growth of 26%. Subscriber growth in the quarter resulted from competitive marketing offers, proactive management of dial-up customer migration, expansion of our service area, success in marketing our new home business Internet service and the continued popularity of the PC purchase program.
     Terminal sales and other revenue increased in the three and nine months ended September 30, 2006, compared with the same periods last year. The growth was attributable to sizeable new contracts for systems integration, application services and managed outsourcing, as well as to expansion of existing contracts resulting from our focus on key industry verticals in the enterprise market.
Bell Aliant Operating Income
Operating income at our Bell Aliant segment increased by 5.2% in Q3 2006 to $204 million from $194 million in the same quarter last year, due mainly to higher EBITDA and lower amortization expense. Higher restructuring and other costs, due mainly to the formation of Bell Aliant, partially offset the year-over-year increase. On a year-to-date basis, Bell Aliant operating income remained virtually unchanged at $572 million, compared with $573 million in 2005.
Other Bell Canada Segment
Other Bell Canada segment revenues of $393 million in Q3 2006 and $1,190 million in the first nine months of 2006, represented decreases of 9.9% and 3.2%, respectively, compared with the same three and nine-month periods in 2005. The year-over-year declines were due mainly to lower revenues in our Wholesale unit resulting from continued pressure on long distance revenues as a result of competitive pricing, the ongoing unfavourable impact on data revenues from customers migrating services onto their own network facilities, as well as a number of favourable impacts in 2005 which included:
• fibre and access capacity sales in Q3 2005, and
• the early termination of a cross-border facilities contract in Q2 2005.
There was no negative year-over-year net impact on Other Bell Canada revenues in 2006 as the impact in 2005 from the CRTC’s decision regarding Competitior Digital Network Services was greater than the impact from regulatory decisions rendered by the CRTC this year, which included a ruling with respect to rates we charge for switching and aggregation services to long distance service providers and a ruling related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices.
     The year-over-year declines in Other Bell Canada revenues were partly offset by an increase in demand for access capacity. On a year-to-date basis, revenue from a contract to help restore telecommunications service to the areas affected in the United States in September 2005 by Hurricane Katrina also helped to mitigate the year-over-year decrease in revenues.
Other Bell Canada Operating Income
Operating income for the Other Bell Canada segment was nil this quarter and $116 million year-to-date, compared with $78 million and $275 million in the same respective periods last year. The decreases were due mainly to restructuring and other charges related to restructuring costs for the involuntary departure of employees and the associated relocation of employees and closing of real estate facilities no longer required as a result of the workforce reduction, as well as to transaction and other operational realignment costs associated with the formation of Bell Aliant. Excluding restructuring and other items, operating income decreased by 2.3% in Q3 2006 to $106 million, mainly reflecting lower revenues primarily as a result of certain sales that occurred in Q3 2005. Lower cost of goods sold due to lower domestic and international long distance traffic and a decreased volume of termination minutes stemming from reduced southbound traffic to the United States, as well as other cost reductions stemming from decreased headcount and our ongoing process and supply transformation initiatives partly offset the negative impacts on operating income. On a year-to-date basis, operating income excluding restructuring and other items increased by 13.0%, mainly as a result of reduced direct operating expenses as explained previously.
Other BCE Segment

	Q3 2006	Q3 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Telesat	113	112	0.9%	351	357	(1.7%)
Other	12	15	(20.0%)	42	50	(16.0%)

Other BCE revenues	125	127	(1.6%)	393	407	(3.4%)

BCE INC. 2006 QUARTERLY REPORT

P. 19
Other BCE segment revenues decreased 1.6% to $125 million in Q3 2006 and 3.4% to $393 million on a year-to-date basis, compared with the same periods in 2005.
     As of August 31, 2006 we have accounted for Bell Globemedia as a discontinued operation and no longer consolidate its financial results. Our remaining investment is accounted for at cost. Bell Globemedia was previously presented in the Other BCE segment.
     Telesat’s revenues increased 0.9% to $113 million this quarter, due primarily to higher broadcast revenues, and increased revenue from Telesat’s two-way broadband service, offset largely by non-recurring revenue on a sale in 2005 related to the installation and maintenance of an interactive distance learning network and by reduced business activity in South America. In the first nine months of 2006, Telesat’s revenues decreased 1.7% to $351 million, due mainly to the sale of services in 2005 generated from its interactive distance learning network as well as to lower South American revenues.
     On September 18, 2006, Telesat announced that a preliminary prospectus and registration statement had been filed for an initial public offering of non-voting shares of Telesat Holding Inc. in Canada and the United States. Upon closing of the offering, Telesat Holding Inc. will be the parent company of Telesat Canada.
     In addition, during the third quarter of 2006, Bell Aliant collaborated with Telesat to launch a two-way broadband satellite service, offering download speeds ranging from 512 Kbps to 2 Mbps.
Other BCE Operating Income
Operating income for the Other BCE segment declined to negative $17 million in Q3 2006 and $1 million year-to-date from $4 million and $11 million in the same respective periods last year. The year-over-year decreases in both the third quarter and first nine months of 2006 were mainly the result of lower operating income at Telesat.
     Telesat’s operating income decreased 26% to $32 million in Q3 2006 and 10.6% to $110 million year-to-date, due mainly to one-time special compensation costs related to senior executive changes made in September 2006 and higher amortization expense stemming from the launch of its Anik FIR satellite, which was placed into service during Q4 2005. These decreases were offset partly by lower operating expenses.
Product Line Analysis

REVENUES	Q3 2006	Q3 2005	% CHANGE	YTD 2006	YTD 2005	% CHANGE

Local and access	1,292	1,371	(5.8%)	3,924	4,117	(4.7%)
Long distance	458	513	(10.7%)	1,376	1,574	(12.6%)
Wireless	912	798	14.3%	2,566	2,277	12.7%
Data	1,022	1,001	2.1%	3,026	2,919	3.7%
Video	289	251	15.1%	852	708	20.3%
Terminal sales and other	366	388	(5.7%)	1,153	1,188	(2.9%)

Total Bell Canada	4,339	4,322	0.4%	12,897	12,783	0.9%

Local and Access
Local and access revenues of $1,292 million in Q3 2006 and $3,924 million year-to-date, represent decreases of 5.8% and 4.7%, respectively, compared with the same periods in 2005, mainly as a result of higher NAS erosion and lower SmartTouch features revenue directly attributable to NAS losses. Local and access revenues were negatively impacted by several CRTC decisions, including a ruling that mandated a reduction in local rates in association with the Price Caps deferral account and a ruling with respect to rates we charge for switching and aggregation services to long distance service providers. In total, these regulatory rulings had an approximate $20 million impact on local and access revenues this quarter and $34 million year-to-date.
     NAS in service declined by 466,000, or 3.7%, since the third quarter of 2005, as a result of increased competition from cable operators for local telephone service, continuing losses to CLECs, wireline to wireless substitution, as well as from growth in high-speed Internet access that reduces the need for second telephone lines. The rate of NAS erosion reflected a higher level of local line losses than the previous year, as the major cable operators in our incumbent territories sustained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. This was offset partly by higher demand for local access lines from Shaw to offer VoIP services in Western Canada, a year-over-year increase in connection requests for telephone lines associated with the seasonal impact of residential moves and the return-to-school period, and an increase in customer winbacks following the CRTC’s decision in April 2006 to reduce the waiting time before contacting lost customers from one year to three months. Despite this positive regulatory development, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services and limitations on customer winback promotions.
BCE INC. 2006 QUARTERLY REPORT

P. 20	MANAGEMENT’S DISCUSSION AND ANALYSIS
Long Distance
Long distance revenues were $458 million in the quarter and $ 1,376 million in the first nine months of the year, reflecting year-over-year decreases of 10.7% and 12.6%, respectively, compared with the same periods in 2005. Lower long distance revenues affected all Bell Canada segments, due mainly to the impact of escalating substitution and continued NAS erosion. These year-over-year decreases were offset partly by an increase in the network charges to Residential and SMB customers which became effective on April 15, 2006, as well as by higher overseas and calling card per-minute rates, which helped maintain long distance revenues stable over the first two quarters of 2006. Overall, minute volumes increased slightly this quarter but decreased slightly year-to-date to 4,477 million and 13,609 million conversation minutes from 4,457 million and 13,669 million, respectively. As a result, ARPM decreased by $0.008 in both Q3 2006 and the first nine months of 2006 to reach $0.095 and $0.093, respectively, reflecting a decline in both domestic and overseas minute volumes, as well as competitive pricing pressures in all our markets.
Wireless
Gross wireless activations improved 2.5% this quarter to 367,000 from 358,000 gross activations in Q3 2005. This result reflected increased prepaid gross activations brought about by the strong performance of the Solo and Virgin Mobile brands particularly in the youth segment of the market. Prepaid gross activations accounted for 34% or 125,000 of total gross activations in the quarter, up 8.7% from the 115,000 achieved in Q3 2005. Gross postpaid activations in the third quarter remained relatively constant year-over-year at 242,000, compared with 243,000 last year, despite aggressive promotional offers from our competitors featuring a large number of zero-dollar handsets, heavily discounted rate-plans, and other incentives for the back-to-school period.
     On a year-to-date basis, we activated 1,050,000 new gross wireless customers, representing a 3.4% increase over the same period last year, comprised of 709,000 postpaid gross activations and 341,000 prepaid gross activations. This growth was fuelled by ongoing additions to our handset portfolio, promotional rate-plan incentives, our continued solid performance in both the Enterprise and SMB market segments, the growing contribution of subscribers from Solo and Virgin Mobile, our increased presence in Western Canada, the expanding presence of our EVDO wireless data network, as well as unique content deals and downloadable data services popular with the youth segment.
     Our postpaid churn rate for both the third quarter and first nine months of 2006 improved to 1.1% from 1.5% in the same periods last year. The decreases reflect the success of our retention activities and the strength of our value proposition, despite ongoing vigorous competition and tighter policies on the granting of customer discounts and hardware upgrades. The churn rates for 2005 were affected negatively by the cancellation of a number of non-paying customer accounts related largely to the residual impacts from our billing system conversion. Conversely, prepaid churn increased to 2.8% both this quarter and year-to-date from 1.6% and 1.8% in the three and nine months ended September 30, 2005, respectively, due mainly to the deactivation of a higher number of inactive, non-revenue-generating Bell Mobility customer accounts and impact of certain pricing actions taken in 2005. On a combined basis, due to the offsetting impacts of lower postpaid churn and higher prepaid churn, our blended churn rate for the third quarter and first nine months of 2006 remained unchanged year-over-year at 1.5% and 1.6%, respectively.
     As a result of a higher prepaid churn rate, our total wireless net activations decreased to 114,000 in Q3 2006 from 123,000 in Q3 2005. This was comprised of 94,000 new postpaid net activations, reflecting an 88% increase over the 50,000 achieved last year and 20,000 new prepaid customers, down from 73,000 in Q3 2005. Similarly, on a year-to-date basis, our 263,000 wireless net activations were 14.1% lower than the same period last year, despite higher total gross activations, due to a higher prepaid churn rate that resulted in a significantly higher number of deactivations. In the first nine months of 2006, postpaid rate plans accounted for 90% of total net activations, compared with 53% last year. Accordingly, as at September 30, 2006, our total number of cellular and PCS subscribers reached 5,704,000, representing a 9.0% increase over the past twelve months. Postpaid rate plans represented 75% of our total subscriber base at the end of the quarter, compared with 74% at the end of Q3 2005.
     In Q3 2006, we recorded the best quarterly revenue growth rate since the second quarter of 2004. Wireless service revenues grew 14.3% this quarter and 12.7% year-to-date to $912 million and $2,566 million, respectively, compared with the same periods last year. In each case, the combined impact of higher ARPU and a higher average number of subscribers drove the year-over-year improvement.
     Postpaid ARPU reached its highest level ever this quarter, increasing by $3 year over year to $66, while in the first nine months of the year postpaid ARPU improved by $4 over the same period last year to $64. The year-over-year improvements were due primarily to:
•	a shift in the subscriber acquisition mix towards higher ARPU postpaid customers, reflecting increased penetration of BlackBerry customers and other heavy users subscribing to higher-priced rate plans

•	the positive impact from price increases for certain services and features over the past year

•	higher data usage reflecting the continued growth of text and multimedia messaging services, wireless Internet access, downloadable ring-tones, music and games

•	the continued popularity of our ‘Fuel Me’ bundled data offers and ‘10-4’ push-to-talk service, and

•	an overall increase in minutes of use.
     These increases were partly offset by lower value-added service revenues and lower system access fee revenue as a result of the considerable number of customers subscribing to ‘All in One’ plans (which were discontinued in February 2006) where all service fees and a number of features are included as part of the monthly plan cost. On October 1, 2006, we increased our system access fee by $2 per month from $6.95 to $8.95.
BCE INC. 2006 QUARTERLY REPORT

P. 21
     Prepaid ARPU also improved this quarter, increasing to $16 per month from $14 per month in Q3 2005. This result reflects increased penetration of Solo and Virgin Mobile customers in our prepaid subscriber base, who generate a higher than average ARPU, as well as higher overall voice and data usage. Year-to-date, prepaid ARPU increased $1 to $14 per month, despite the positive impact in the second quarter of 2005 from the recognition of a portion of deferred revenues related to unused prepaid minutes.
     As a result of both higher postpaid and prepaid ARPU, blended ARPU increased by $2 both this quarter and year-to-date to $53 and $51 per month, respectively, compared with the same periods in 2005.
Data
Overall data revenues increased 2.1% this quarter and 3.7% on a year-to-date basis to $1,022 million and $3,026 million, respectively, compared with the same periods last year. The year-over-year improvements were mainly the result of higher Internet ARPU, revenue from our PC Fusion program and an increase in the number of high-speed Internet access service connections, increased sales of IP-based connectivity and ICT solutions among Enterprise and SMB customers, reflecting revenues from companies acquired over the past year to enhance our product portfolio and create cross-selling opportunities, and the service launch of the Alberta SuperNet. However, data revenue growth in 2006 has been tempered by further decreases in legacy data revenues in our Business segment as a result of competitive pricing, as well as the ongoing rationalization of circuit networks by wholesale customers. Data revenues in 2005 were positively impacted by a number of items that did not recur this year, including the sale of customer contracts within our Enterprise unit in Q3 2005 related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit in Q3 2005 and the early termination of a wholesale cross-border facilities contract in Q2 2005, but were largely offset by the CRTC’s CDN decision last year.
     The number of high-speed Internet subscribers increased by 90,000 this quarter and by 208,000 year-to-date, compared with 106,000 and 326,000 new net subscriber additions in the same periods last year, bringing our total subscriber count as at September 30, 2006 to 2,403,000. Although we experienced a year-over-year decline in new subscriber additions in the third quarter, this result was in line with our expectations as net activations in Q3 2005 were driven by our Basic Lite service offering in the Ontario market and by substantial footprint expansion. Our primary operating focus this quarter was to up-sell customers to higher-speed products in order to improve revenue growth, drive subscriber growth through expanded use of hardware offers such as our PC Fusion and LCD Monitor programs and reduce customer churn, which improved further in Q3 2006 to reach an all-time low. On a year-to-date basis, subscriber growth was affected by a decrease in demand from SMB customers and wholesale channels, as well as by continued aggressive price competition predominantly within our Québec market where a major cable operator pursued a customer acquisition strategy based on selling multi-product bundles at discounted rates. In order to combat the aggressive competitive pricing conditions in Québec, we launched a targeted marketing campaign during the second quarter of 2006, offering special promotional rates on our Basic and High-Speed Edition services for a limited time period.
     The combined impact from an extensive broadband access footprint and focused selling of lower priced services such as our Basic high-speed Internet service has helped to expand the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers decreased to 531,000 at the end of the quarter from 621,000 at the end of Q3 2005. Our high-speed Internet access footprint in Ontario and Québec reaches more than 85% of homes and business lines passed.
Video
See discussion under Residential segment.
Terminal Sales and Other
Terminal sales and other revenues were $366 million this quarter and $1,153 million year-to-date, down 5.7% and 2.9%, respectively, compared with the same periods in 2005. The year-over-year decreases mainly reflected reduced legacy voice equipment sales to SMB customers, the impact from a CRTC decision related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching offices, and the one-time contribution to revenue in Q3 2005 from the sale of our U.S. conferencing solutions. This was offset partly by higher wireless equipment sales at Bell Mobility, higher video STB sales, higher telecommunications equipment sales associated with Bell Aliant’s PC purchase program, as well as higher IT product sales at Bell Aliant’s xwave division and Innovatia Inc. subsidiary.
OTHER ITEMS
Other (Expense) Income
Other expense of $113 million in Q3 2006 represented a decrease of $114 million compared to other income of $1 million in Q3 2005. This decrease resulted mainly from a $108 million charge for premium costs on early redemption of Bell Aliant debt, $82 million of which was recorded as a result of the formation of Bell Aliant, a loss of $12 million that was realized on the exercise of a swaption issued by Bell Aliant partly offset by a $9 million gain on the acquisition of the Nortel shares by the Bell Canada pension fund and a $13 million charge in Q3 2005 related to the tax loss monetization program between Bell Canada and BCI.
BCE INC. 2006 QUARTERLY REPORT

P. 22	MANAGEMENT’S DISCUSSION AND ANALYSIS
     Other expense of $149 million in the first nine months of 2006 represented a decrease of $180 million compared to other income of $31 million reported for the same period in 2005. On a year-to-date basis, the decrease was further impacted by a $40 million charge for premium costs on early redemption of Bell Aliant debt in Q2 2006 as a result of the formation of Bell Aliant and a loss of $13 million that was realized in Q1 2006 on the exercise of a swaption issued by Bell Aliant. The year-to-date decrease was further impacted by a dilution gain of $39 million in Q2 2005 relating to our investment in TerreStar offset partly by a $20 million charge recorded in Q2 2005 related to the tax loss monetization program between Bell Canada and BCI.
Interest Expense
Interest expense increased 3.8% or $9 million to $247 million in Q3 2006, compared to Q3 2005 and by 0.4%, or $3 million, to $713 million on a year-to-date basis compared to the same period last year. This was a result of higher average debt levels in the first nine months of 2006, mainly from Bell Aliant’s new debt issuances in the third quarter of 2006 of approximately $1.5 billion, net of repayments, partly offset by lower average interest expense from the refinancing of debt at lower rates.
Income Taxes
Income taxes decreased 53% or $94 million to $85 million in Q3 2006, compared to Q3 2005, due mainly to lower pre-tax earnings, the impact of the non-taxable portion of Bell Aliant’s income and other adjustments to our estimated future tax liability partly offset by $39 million of savings in Q3 2005 resulting from the loss monetization program between Bell Canada and BCI. On a year-to-date basis, income taxes decreased by 32% or $195 million to $412 million for the first nine months of 2006. This decrease was further impacted by favourable audit settlements in the first quarter of 2006 and various income tax adjustments resulting from the decrease in corporate federal income tax rates and the elimination of the large corporation tax stemming from the 2006 federal budget made in the second quarter of 2006. This decrease was partly offset by $60 million of savings in Q2 2005 resulting from the loss monetization program between Bell Canada and BCI.
Non-Controlling Interest
Non-controlling interest decreased by 16.3% or $8 million to $41 million in Q3 2006, compared to Q3 2005 and by 16.8%, or $25 million, to $124 million on a year-to-date basis compared to the same period last year. On both a quarterly and year-to-date basis, this was mainly due to the non-controlling interest in the premium costs incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant and transaction costs associated with Bell Aliant, partly offset by higher net earnings at Bell Aliant.
Discontinued Operations
The net loss from discontinued operations of $22 million in Q3 2006 relates mainly to our share of Bell Globemedia’s operating losses.
     On a year-to-date basis, the net gain from discontinued operations of $116 million was further impacted by our gain on disposition of CGI of $79 million, a gain of $52 million realized on the return of capital from BCI and operating income at Bell Globemedia. This was partly offset by a write-down of $17 million on our remaining investment in CGI.
     The net gain from discontinued operations of $15 million in Q3 2005 and $87 million on a year-to-date basis in 2005 relates to our share of both CGI and Bell Globemedia’s operating income.
BCE INC. 2006 QUARTERLY REPORT

P. 23
FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

	Q3 2006	Q4 2005

Debt due within one year	1,411	1,197
Long-term debt	13,063	11,819
Less: Cash and cash equivalents	(2,293)	(349)

Total net debt	12,181	12,667
Non-controlling interest	2,222	2,898
Total shareholders’ equity	13,071	14,721

Total capitalization	27,474	30,286

Net debt to capitalization	44.3%	41.8%

Outstanding share data (in millions)
Common shares	812.0	927.3
Stock options	24.9	27.3

Our net debt to capitalization ratio was 44.3% at the end of Q3 2006, compared to 41.8% at the end of 2005. This was a result of a decrease in total shareholders’ equity and a decrease in non-controlling interest partly offset by a decrease in net debt.
Net debt decreased $486 million to $12,181 million in the first nine months of 2006 mainly due to:
• free cash flow of $502 million
• cash provided from discontinued operations of $2,095 million mainly relating to:
• $665 million net proceeds from the sale of our investment in Bell Globemedia offset by the deconsolidation of Bell Globemedia’s cash on hand of $35 million
• Bell Globemedia’s return of capital of $607 million as part of the recapitalization of Bell Globemedia
• $849 million net proceeds from the sale of CGI offset by the deconsolidation of CGI’s cash on hand of $81 million
• BCI’s return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization
• $23 million of cash generated from Bell Globemedia’s operations partly offset by
• $21 million incurred for the exercise of CGI warrants.
This was partly offset by:
• BCE’s repurchase and cancellation of 40 million of its outstanding common shares for $1,108 million
• Bell Aliant’s redemption of preferred shares for $175 million
• Bell Nordiq’s redemption of preferred shares for $60 million
• obligations of $247 million for additional capital leases
• an increase in investments of $280 million
• $225 million of costs relating to the formation of Bell Aliant.
Non-controlling interest decreased by $676 million in the first nine months of 2006 due mainly to:
• $279 million relating to the return of capital as part of the recapitalization of Bell Globemedia
• $552 million relating to the deconsolidation of Bell Globemedia
• Bell Aliant’s redemption of preferred shares for $175 million
• Bell Nordiq’s redemption of preferred shares for $60 million partly offset by a $456 million increase in non-controlling interest at Bell Aliant as a result of our decreased ownership after the formation of the trust.
     Total shareholders’ equity decreased $1,650 million to $13,071 million in the first nine months of 2006. This was mainly due to BCE Inc.’s repurchase of 40 million of its outstanding common shares for cancellation through a NCIB and the reduction of 75.8 million outstanding common shares by BCE Inc. in conjunction with a distribution of Bell Aliant trust units, by way of a return of capital, to holders of BCE Inc. common shares.
BCE INC. 2006 QUARTERLY REPORT

P. 24	MANAGEMENT’S DISCUSSION AND ANALYSIS
CASH FLOWS
The following table is a summary of the flow of cash into and out of BCE.

	Q3 2006	Q3 2005	YTD 2006	YTD 2005

Cash flows from operating activities	1,602	1,569	3,862	3,778
Capital expenditures	(760)	(958)	(2,198)	(2,565)
Other investing activities	(3)	4	(14)	3
Cash dividends paid on common shares	(294)	(306)	(901)	(889)
Cash dividends paid on preferred shares	(21)	(21)	(62)	(64)
Cash dividends paid by subsidiaries to non-controlling interest	(75)	(46)	(185)	(143)

Free cash flow	449	242	502	120
Business acquisitions	(27)	(55)	(66)	(177)
Bell Aliant	(152)	—	(225)	—
Increase in investments	(161)	(75)	(280)	(216)
Decrease in investments	—	1	64	5
Issue of common shares	16	12	18	25
Repurchase of common shares	(114)	—	(1,108)	—
Net issuance (repayment) of debt instruments	1,574	(40)	1,211	328
Financing activities of subsidiaries with third parties	—	(21)	(242)	(59)
Other financing activities	(92)	(15)	(121)	(47)
Cash provided by discontinued operations	688	46	2,095	116

Net increase in cash and cash equivalents	2,181	95	1,848	95

Cash from Operating Activities
Cash from operating activities increased 2.1% or $33 million to $1,602 million in Q3 2006, compared to Q3 2005 due mainly to an increase in receipts from the securitization of accounts receivable of $48 million and improvements in working capital partly offset by payments of $62 million in relation to the pay equity settlement announced in Q2 2006 and an increase in income taxes paid resulting from a refund received in Q3 2005.
Cash from operating activities increased by 2.2%, or $84 million, to $3,862 million in the first nine months of 2006 due mainly to:
• improvements in working capital
• an improvement in EBITDA of $61 million.
This was partly offset by:
• compensation payments of $67 million made to executives and other key employees further to the vesting of all restricted share units (RSUs) granted for a two-year performance period ending at the end of 2005, based on the achievement of specific operating objectives established at the outset of the program two years ago
• a decrease of approximately $90 million in receipts from the securitization of accounts receivable.
Free Cash Flow
Our free cash flow this quarter was $449 million, an improvement of $207 million over free cash flow of $242 million in Q3 2005. This was mainly due to:
• an increase in receipts from the securitization of accounts receivable of $48 million
• decrease of $198 million in capital expenditures
• an improvement in working capital.
This was partly offset by payments of $62 million in relation to the pay equity settlement announced in Q2 2006 and an increase in income taxes paid in comparison to Q3 2005 which included a refund received in the third quarter.
     Free cash flow for the first nine months of 2006 was $502 million, an improvement of $382 million over free cash flow of $120 million for the same period last year. This was mainly due to a decrease of $367 million in capital expenditures and an increase in cash from operating activities, as described above partly offset by an increase in dividends paid of $12 million to BCE Inc. common shareholders resulting from the $0.03 quarterly increase in dividend per common share implemented in 2005.
BCE INC. 2006 QUARTERLY REPORT

P. 25
Capital Expenditures
Capital expenditures for BCE were $760 million in Q3 2006 and $2,198 million in the first nine months of 2006, reflecting decreases of 21% and 14.3% respectively, compared with the same periods last year. As a percentage of revenues, capital expenditures decreased to 17.2% from 22% and to 16.7% from 19.6% for the same respective periods. Similarly, Bell Canada’s capital expenditures decreased 18.1% this quarter to $715 million and by 15.3% to $2,020 million for the first nine months of 2006. As a result, Bell Canada’s capital intensity declined 3.7 and 3.0 percentage points, respectively, to 16.5% and 15.7% compared with the same periods last year. The majority of capital spending this year has been focused on key strategic priorities within the growth areas of our business. The year-over-year decreases in spending at both BCE and Bell Canada reflected reduced expenditures on IT infrastructure and systems to support both our cost reduction program initiatives as well as customer contracts in the Business segment, the timing of spending associated with various strategic initiatives, reduced spending at Bell Aliant, lower expenditures related to wireless growth and capacity expansion, and the completion in the fourth quarter of 2005 of the Alberta SuperNet. The difference in capital expenditures between BCE and Bell Canada can be explained primarily by spending on satellite builds at Telesat.
Cash Dividends Paid on Common Shares
In the third quarter of 2006, we paid a dividend of $0.33 per common share which was equal to the dividend paid in Q3 2005. The decrease in total cash dividend paid of $12 million in Q3 2006 is a direct result of a decrease in the number of BCE Inc. common shares issued and outstanding as at the dividend declaration date as a result of our NCIB announced on February 1, 2006 and the reduction in the number of shares on July 10, 2006 made in conjunction with the distribution of Bell Aliant trust units to BCE Inc. shareholders.
     In the first nine months of 2006, the total cash dividends paid increased by $12 million over the comparable period for 2005. The previously described positive impact of the decrease in the number of BCE Inc. common shares issued and outstanding on cash dividends paid was offset by the decision in December 2004 by the board of directors of BCE Inc. to increase by 10% or $0.12 per common share the annual dividend on BCE Inc.’s common shares. The new dividend policy began with the quarterly dividends paid on April 15, 2005.
Business Acquisitions
We invested $27 million and $66 million, in Q3 2006 and the first nine months of 2006 respectively, in various business acquisitions.
     We invested $55 million in business acquisitions in Q3 2005 and $177 million in the first nine months of 2005. This consisted mainly of Bell Canada’s acquisition of Nexxlink Technologies Inc. (Nexxlink) for $74 million and a number of other businesses.
Bell Aliant
Cash used for the payment of costs for the formation of Bell Aliant was $152 million in Q3 2006 and $225 million on a year-to-date basis. This included $60 million for Q3 2006 and $103 million on a year-to-date basis of transactions costs which relate mainly to investment banking, professional and consulting fees and $92 million for Q3 2006 and $122 million on a year-to-date basis of premium costs paid on the redemption, prior to maturity, of Bell Aliant debt.
Increase in Investments
Cash flows used for investments in Q3 2006 of $161 million increased $86 million from $75 million in Q3 2005. The activity in Q3 2006 relates mainly to our additional investment of US$84 million in Clearwire Corporation (Clearwire), a privately-held company that offers advanced IP-based wireless broadband communications services, in order to maintain our 12% interest in the company. The activity in Q3 2005 relates mainly to Telesat’s increase in short-term investments of $63 million.
     In the first nine months of 2006, cash flows used for investments of $280 million increased $64 million from $216 million for the comparable period in 2005. The year-to-date activity was further impacted by Telesat’s increase in short-term investments of $15 million. In Q1 2005, Bell Canada invested US$100 million to acquire an approximate 12% interest in Clearwire.
Decrease in Investments
Cash flows provided by investments decreased by $1 million in Q3 2006. On a year-to-date basis, there was an increase of $59 million mainly due to the sale of short-term investments of $64 million at Telesat on a year-to-date basis.
BCE INC. 2006 QUARTERLY REPORT

P. 26	MANAGEMENT’S DISCUSSION AND ANALYSIS
Repurchase of Common Shares
During the quarter, BCE Inc. purchased an additional 4.4 million common shares for a total cost of $114 million under its NCIB program. This brought the total number of common shares repurchased and cancelled as at September 30, 2006 to 40 million, representing approximately 90% of the total common shares targeted for repurchase, for a total cash outlay of $1,108 million. BCE Inc. commenced the NCIB program on February 1, 2006 with the intention to purchase and cancel approximately 5%, or 45 million, of its outstanding common shares over a twelve-month period.
Debt Instruments
We issued $1,574 million of debt, net of repayments, in Q3 2006. The increase in debt instruments consisted mainly of Bell Aliant’s increased borrowings from its credit facilities of $955 million and net issuances of medium-term notes of $850 million. In addition, there were increased borrowings in notes payable and bank advances of $80 million, mainly at Bell Canada.
This was partly offset by repayments which included $260 million in redemption of bonds and debentures at Bell Aliant.
     On a year-to-date basis in 2006, we issued $1,211 million of debt, net of repayments. Bell Aliant drew down $1,235 million on its credit facilities and issued $1,250 million in medium-term notes and there were increased borrowings in notes payable and bank advances of $245 million, mainly at Bell Canada.
     We had the following repayments in the first nine months of 2006:
• Bell Canada repaid $463 million of debt
• Bell Aliant redeemed $400 million of medium-term notes
• Bell Aliant redeemed $385 million of bonds and debentures
• Telesat repaid $150 million in notes payable
• we made other repayments that included capital leases.
In Q3 2005, we repaid $40 million of debt, net of issuances. The repayments included $150 million in debentures at Bell Canada and decreased borrowings in notes payable and bank advances of $55 million. The issuances consisted of $200 million in debentures at Bell Canada.
     On a year-to-date basis in 2005, we issued $328 million of debt, net of repayments. The issuances included $900 million in debentures at Bell Canada and $150 million in medium-term notes at Bell Aliant. The repayments included $750 million in debentures at Bell Canada.
Cash Relating to Discontinued Operations
Cash provided by discontinued operations was $688 million in Q3 2006. This consisted mainly of:
• net cash proceeds of $665 million from the sale of our investment in Bell Globemedia
• $59 million of cash generated from Bell Globemedia’s operations.
This was partly offset by the deconsolidation of Bell Globemedia’s cash on hand of $35 million.
     On a year-to-date basis, cash provided by discontinued operations was $2,095 million. Cash provided by discontinued operations was further impacted by:
• Bell Globemedia’s return of capital of $607 million as part of the recapitalization of Bell Globemedia
• net cash proceeds of $849 million from the sale of our investment in CGI, which was offset by the deconsolidation of CGI's cash on hand of $81 million
• BCI's return of capital of $156 million offset by BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from last year’s tax loss monetization.
This was partly offset by $36 million of losses from Bell Globemedia’s operations and $21 million incurred for the exercise of CGI warrants.
BCE INC. 2006 QUARTERLY REPORT

P. 27
CREDIT RATINGS
The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at October 31, 2006. On October 11, 2006, following the announcement of our intention to convert into an income trust, S&P(1) placed the ratings of BCE Inc. and Bell Canada on CreditWatch with negative implications; DBRS(2) placed the long-term debt and preferred shares ratings of BCE Inc. and Bell Canada under review with developing implications; Moody’s(3) affirmed Bell Canada’s ratings, but revised its outlook to negative from stable and placed BCE Inc.’s ratings under review for possible upgrade: and Fitch(4) affirmed the ratings of BCE Inc. and Bell Canada.

BCE INC.	S&P(1)	DBRS (2)	MOODY'S(3)	FITCH (4)

Commercial paper	A-l (low) / watch negative	R-1 (low) /stable	P-2 / under review	—
Long-term debt	BBB+ / watch negative	A (low) / under review	Baa2 / under review	BBB+ / stable
Preferred shares	P-2 / watch negative	Pfd-2 (low) / under review	—	—

BELL CANADA	S&P(1)	DBRS(2)	MOODY'S(3)	FITCH(4)

Commercial paper	A-1 (low) / watch negative	R-1 (low) /stable	P-2 / negative	—
Extendable commercial notes	—	R-1 (low) /stable	—	—
Long-term debt	A- / watch negative	A / under review	Baal / negative	BBB+ / stable
Subordinated long-term debt	BBB+ / watch negative	BBB (high) / under review	Baa2 / negative	BBB / stable
Preferred shares	P-2 / watch negative	Pfd-2 / under review	—	—

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

(2)	Dominion Bond Rating Services Limited

(3)	Moody’s Investors Service, Inc.

(4)	Fitch Ratings Ltd.
LIQUIDITY
Our sources of liquidity and cash requirements remain substantially unchanged from those described in the BCE 2005 MD&A other than as described in the following section entitled Pension Funding.
Pension Funding
Further to the completion of new actuarial valuations, we now expect to contribute approximately $430 million to our defined benefit pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan for December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we are required to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
     The actuarial valuations for the Aliant pension plans for December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we are required to fund over the next five years, and a going concern deficit of $166 million, which we are required to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
     One-time pension funding relief measures introduced in the May 2006 Federal Budget would increase the funding period of solvency deficits from five to ten years if the proposed pension regulations are enacted. This would reduce the required contributions in 2006. However, there can be no assurance that such pension regulations will be enacted as proposed.
     On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel shares and 25 million CGI shares, which had an aggregate market value of $201 million. On October 23, 2006, the Bell Canada pension fund acquired from us our remaining 6.4 million CGI shares and other marketable securities, which had an aggregate market value of $83 million. The acquisitions reduce our cash contributions in 2006.
Commitment under the CRTC Deferral Account Mechanism
Based on recent proposals filed with the CRTC, our commitment under the deferral account mechanism has changed from that described in BCE Inc.’s 2006 second quarter MD&A dated August 1, 2006.
     On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. Bell Canada proposed allocating 5% of its estimated accumulated balance for accessibility initiatives with the remaining 95% of funds used to expand broadband services to unserved areas in rural and remote communities over a five-year period. Bell Aliant proposed allocating 5% of its accumulated balance to fund accessibility initiatives and referred to its proposal filed May 15, 2006 for clearing the remaining 95% of its accumulated balance. On September 11, 2006, the CRTC issued a letter indicating that it would establish a process to assess the Incumbent Local Exchange Carriers (ILEC) proposals. On September 28, 2006, the CRTC issued Telecom Decision 2006-64, in which it approved Bell Aliant’s application to increase its annual Service Improvement Plan draw-down, further reducing its deferral account commitment.
BCE INC. 2006 QUARTERLY REPORT

P. 28	MANAGEMENT’S DISCUSSION AND ANALYSIS
     Bell Canada’s accumulated deferral account balance at September 30, 2006 is estimated to be $479.3 million with an estimated future annualized commitment of $23.9 million. Bell Aliant’s accumulated deferral account balance at September 30, 2006 is estimated to be $8 million with no estimated annualized commitment.
Recent Developments in Legal Proceedings
Lawsuits related to Teleglobe
BNP PARIBAS (CANADA) LAWSUIT
On August 16, 2006, the Court dismissed the defendants’ motion challenging the Court’s jurisdiction. An appeal has been filed by the defendants with the Ontario Court of Appeal regarding that decision.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes assumptions made by BCE in preparing forward-looking statements and general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain of the other BCE group companies.
For a more complete description of assumptions made by BCE in preparing forward-looking statements and risks that could affect our business and results, please see the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A set out on pages 42 to 56 of the Bell Canada Enterprises 2005 Annual Report filed by BCE Inc. with the Canadian securities commissions (available on BCE Inc.’s site at www.bce.ca and on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) under Form 40-F (available on EDGAR at www.sec.gov), as updated in the BCE 2006 First and Second Quarter MD&As, and as further updated in this MD&A.
Please also refer to the BCE 2005 AIF for a detailed description of:
• the principal legal proceedings involving BCE;
• certain regulatory initiatives and proceedings concerning the Bell Canada companies.
Please see Recent Developments in Legal Proceedings, in the BCE 2006 First and Second Quarter MD&As and in this MD&A, for a description of recent developments, since the BCE 2005 AIF, in the principal legal proceedings involving us.
In addition, please see Risks that Could Affect Certain BCE Group Companies — Bell Canada Companies — Changes to Wireline Regulation in the Section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2006 First and Second Quarter MD&As, and in this MD&A, for a description of recent developments, since the BCE 2005 AIF, in the principal regulatory initiatives and proceedings concerning the Bell Canada companies.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS
Forward-looking statements made in the BCE 2005 MD&A, in the BCE 2006 First and Second Quarter MD&As and in this MD&A are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements and that, unless otherwise indicated in this MD&A or in the BCE 2006 First and Second Quarter MD&As, have not significantly changed as at the date of this MD&A. In the BCE 2005 MD&A, we outlined the principal assumptions that we made in the preparation of our forward-looking statements relating to BCE’s expected financial and operational performance in 2006. These assumptions include:
• assumptions about the Canadian economy related to GDP growth and a slight increase in the business prime rate and the Consumer Price Index
• market assumptions related to: (i) growth in the overall Canadian telecommunications market, (ii) the continued decrease in the residential voice telecommunications market, (iii) the increase in wireline competition, and (iv) the growth in revenue for the Canadian wireless industry, the video market and the Internet market
• operational and financial assumptions related to: (i) growth in wireless, video and high-speed Internet subscribers as well as ARPU for these services, (ii) the continued decrease in our network access services, (iii) cost savings, (iv) restructuring costs, (v) amortization expense, (vi) total net benefit plans cost, and (vii) Bell Canada’s capital intensity
• assumptions related to the proposed recapitalization of, and public offering of a minority stake in, Telesat.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2005 MD&A, for a more complete description of the above-mentioned assumptions.
BCE INC. 2006 QUARTERLY REPORT

P. 29
UPDATES TO THE DESCRIPTION OF ASSUMPTIONS
The following are significant updates to the description of assumptions set out in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A as updated in the BCE 2006 First and Second Quarter MD&As. For ease of reference, the updates to the description of assumptions below have, where applicable, been presented under the same headings and in the same order contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the BCE 2005 MD&A.
Operational and Financial Assumptions
Financial
On July 7, 2006, following the formation of Bell Aliant, some employees of Bell Canada and employees of Aliant became employed by Bell Aliant. Those employees stopped participating in and accruing benefits in the Bell Canada and Aliant pension plans and started participating and accruing benefits under new Bell Aliant pension plans. As a result, we remeasured the assets and obligations of these pension plans based on current market values and actuarial assumptions as of July 7, 2006. One of these assumptions is the discount rate, which we re-evaluated at 5.6% at July 7, 2006 (from 5.2% at December 31, 2005) to reflect the increase in long-term market interest rates since December 31, 2005.
     Mainly as a result of various income tax adjustments, resulting from the decrease in corporate federal income tax rates, the elimination of the large corporation tax stemming from the 2006 federal budget, and other adjustments to our estimated future tax liability, BCE’s effective tax rate in 2006 is now expected to be approximately 25% rather than approximately 30% as previously anticipated.
Assumptions Related to the Proposed Income Trust Conversion
In making forward-looking statements concerning Bell Canada’s proposed income trust conversion, we have assumed that the various conditions precedent to the Arrangement can be satisfied in accordance with their terms. Please refer to the section entitled Updates to the Description of Risks — Risks That Could Affect All BCE Group Companies — Risks Relating to the Arrangement below for more details.
RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, the risks described below and elsewhere in this MD&A do not include all possible risks.
     In the BCE 2005 MD&A, we provided a detailed review of risks that could affect our financial condition, results of operations or business and that could cause actual results to differ materially from those expressed in our forward-looking statements. This detailed description of risks, as updated in the BCE 2006 First and Second Quarter MD&As, is further updated in this MD&A. The risks described in the BCE 2005 MD&A include risks associated with:
• our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects
• general economic and market conditions and the level of consumer confidence and spending, and the demand for, and prices of, our products and services
• the intensity of competitive activity from both traditional and new players, which is increasing following the introduction of new technologies that have reduced barriers to entry that existed in the industry, and its impact on our ability to retain existing, and attract new, customers, and on pricing strategies and financial results
• our ability to transform our cost structure, improve productivity and contain capital intensity while maintaining quality of services
• our ability to anticipate, and respond to, changes in technology, industry standards and client needs and migrate to and deploy new technologies, including VoIP, and offer new products and services rapidly and achieve market acceptance thereof
• the availability and cost of capital required to implement our business plan and fund capital and other expenditures
• our ability to find suitable companies to acquire or to partner with, to integrate the operations of acquired companies and to complete dispositions
• the impact of pending or future litigation and of adverse changes in laws or regulations, including tax laws, or in how they are interpreted, or of adverse regulatory initiatives or proceedings, including decisions by the CRTC affecting our ability to compete effectively
• the risk of litigation should BCE Inc. or Bell Canada stop funding a subsidiary or change the nature of its investment, or dispose of all or part of its interest, in a subsidiary
• the risk of increased pension fund contributions
• our ability to effectively manage labour relations, negotiate satisfactory labour agreements, including new agreements replacing expired labour agreements, while avoiding work stoppages, and maintain service to customers and minimize disruptions during strikes and other work stoppages
• events affecting the functionality of our networks or of the networks of other telecommunications carriers on which we rely to provide our services
BCE INC. 2006 QUARTERLY REPORT

P. 30	MANAGEMENT’S DISCUSSION AND ANALYSIS
• our ability to improve and upgrade, on a timely basis, our various IT systems and software on which many aspects of our businesses depend
• our ability to complete the proposed recapitalization of, and public offering of a minority stake in, Telesat
• stock market volatility
• the risk that licences on which we rely to provide services might be revoked or not renewed when they expire
• our ability to retain major customers
• health concerns about radio frequency emissions
• launch and in-orbit risks and the ability to obtain appropriate insurance coverage at favourable rates, concerning Telesat’s satellites, certain of which are used by Bell ExpressVu to provide services.
Please see Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results in the BCE 2005 MD&A for a more complete description of the above-mentioned risks.
UPDATES TO THE DESCRIPTION OF RISKS
The following are significant updates to the description of risks contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results contained in the BCE 2005 MD&A as updated in the BCE 2006 First and Second Quarter MD&As. For ease of reference, the updates to the description of risks below have, where applicable, been presented under the same headings and in the same order contained in the section entitled Assumptions Made in the Preparation of Forward-Looking Statements and Risks that Could Affect our Business and Results set out in the BCE 2005 MD&A.
Risks That Could Affect All BCE Group Companies
Liquidity
On September 18, 2006, Telesat Holding Inc. and its shareholder BCE Inc. announced that a preliminary prospectus and a registration statement had been filed for a public offering of non-voting shares of Telesat Holding Inc. in Canada and the United States. Upon closing of the offering, Telesat Holding Inc. is to become the parent company of Telesat Canada. Telesat Holding Inc. and Telesat Canada are collectively referred to in this section as Telesat. Prior to completion of the offering, Telesat is expected to incur certain indebtedness the net proceeds of which, together with the net proceeds of the offering, are to be distributed to BCE Inc. BCE Inc.’s 2006 financial plan assumes completion of the above-mentioned public offering and recapitalization which, together, are expected to provide BCE Inc. proceeds of approximately $1 billion. However, these transactions will take several months to complete and they are subject to conditions including approval by various regulatory and governmental authorities, as well as BCE Inc. being satisfied that prevailing market conditions are conducive to allowing BCE Inc. to obtain a favourable and acceptable valuation in respect of Telesat. Accordingly, there can be no assurance that Telesat’s proposed recapitalization and public offering will be completed. Telesat’s inability to complete the proposed public offering and/or recapitalization would have an adverse effect on BCE Inc.’s liquidity.
Pension Fund Contributions
On October 23, 2006, the Bell Canada pension fund acquired from us 6.4 million CGI Group Inc. shares and other marketable securities, which had an aggregate market value of $83 million. The acquisitions reduce our cash contributions to the Bell Canada pension fund in 2006.
Renegotiating Labour Agreements
The following important collective agreements will expire in 2006:
• the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada, representing approximately 700 communications sales employees will expire on December 31, 2006.
• the collective agreements between the Communications, Energy and Paperworkers Union of Canada (CEP) and Expertech Network Installation Inc. representing approximately 240 clerical and 1,300 craft employees both will expire on November 30, 2006.
Risks Relating to the Arrangement
The completion of the proposed Arrangement is subject to a number of conditions including: (i) approval of the Arrangement by BCE Inc. and Bell Canada shareholders in accordance with applicable law and court orders granted in connection with the Arrangement, (ii) the receipt of all necessary governmental, regulatory and stock exchange approvals and other security holder approvals and other consents, (iii) dissent rights not being exercised in respect of more than a level of the outstanding common shares approved by the BCE Inc. Board, and (iv) there being no change with respect to the income tax laws or policies of Canada or to the telecommunications and other regulatory laws or policies of Canada that would have a material adverse effect on the transactions contemplated by the Arrangement. These conditions may not be satisfied, or may not be satisfied on terms satisfactory to BCE Inc. or Bell Canada, in which case the proposed Arrangement could be modified, restructured or terminated. In addition, the Boards of Directors of each of BCE Inc. and Bell Canada have the discretion to determine not to proceed with the Arrangement.
BCE INC. 2006 QUARTERLY REPORT

P. 31
Risks That Could Affect Certain BCE Group Companies
Bell Canada Companies
CHANGES TO WIRELINE REGULATION
Decisions of Regulatory Agencies
COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded on the ways that incumbent telephone companies should clear the accumulated balances in their deferral accounts. As required by the CRTC, on September 1, 2006, Bell Canada filed proposals with the CRTC to clear $479.3 million from its deferral account. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral accounts, we are unable to estimate the impact of the decision on our financial results at this time.
PRICE CAP FRAMEWORK REVIEW
On May 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-5 initiating a proceeding to establish the price cap framework to replace the existing framework that ends May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant and Saskatchewan Telecommunications filed a pricing framework proposal which reflects the dramatic changes that have taken place in the industry. The proposed framework would come into effect on June 1, 2007 and apply for a period of two years.
     The above-mentioned entities proposed that there should be no regulatory limits on price increases in areas where services are available over alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, the above-mentioned entities proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Telecom Policy Review Panel issued in March 2006 and the recent draft policy direction for the CRTC outlined by the Minister of Industry, the proposed regulation would interfere with market forces to the least extent possible. The entities’ evidence was subject to an interrogatory process as well as a public hearing which took place in October 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
     There is a risk that the CRTC may not accept the entities’ proposals to rely on market forces to the maximum extent possible and may impose limitations on the Bell Canada companies’ marketing flexibility, impeding their ability to respond to market forces.
DECISION ON VOIP REGULATION
On May 12, 2005, the CRTC released Telecom Decision 2005-28 which determined the way the CRTC will regulate VoIP services. In Order in Council P.C. 2006-305, dated May 4, 2006, the Governor in Council referred Decision 2005-28 back to the CRTC for reconsideration, directing the CRTC to complete its reconsideration by September 1, 2006.
     On September 1, 2006, the CRTC issued Telecom Decision CRTC 2006-53, reaffirming its findings in Decision 2005-28 concerning the regulation of VoIP services. Pursuant to section 12(7) of the Telecommunications Act, the Governor in Council, if it chooses to do so, has 90 days to vary or rescind the CRTC’s findings. There is no assurance that the Governor in Council will rescind or vary the CRTC’s findings in a manner favourable to us.
FORBEARANCE FROM REGULATION OF LOCAL EXCHANGE SERVICES
On April 6, 2006, the CRTC issued Telecom Decision CRTC 2006-15 which established a framework for the forbearance from regulation of local exchange services. The decision denied Bell Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Bell Aliant’s forbearance application in respect of the Halifax market is the subject of an appeal to the Federal Court of Appeal by Bell Aliant. The Federal Court of Appeal granted Bell Aliant leave to appeal the decision in an order dated September 22, 2006.
     On May 12, 2006, Bell Canada, Bell Aliant, Saskatchewan Telecommunications and TELUS Communications Company (TELUS) filed a petition to the Governor in Council requesting that the Minister of Industry recommend to the Governor in Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Telecom Policy Review Panel’s Final Report issued in March 2006.
     On September 1, 2006, the CRTC issued Telecom Public Notice CRTC 2006-12 in which it is seeking comments regarding whether the “transitional” market share loss threshold of 20 percent as a precondition to the repeal of the winback rule and the market share forbearance criterion threshold of 25 percent established in Decision 2006-15 are appropriate.
     On October 5, 2006, TELUS applied to the CRTC to review and vary one of the forbearance criteria defined in Decision 2006-15. TELUS’ application requests that the CRTC remove or amend the forbearance criteria related to meeting certain quality of service standards related to incumbent local exchange carriers’ wholesale services.
     There is no guarantee that the outcomes in any of these proceedings will improve the likelihood or speed with which Bell Canada and Bell Aliant will be granted forbearance.
BCE INC. 2006 QUARTERLY REPORT

P. 32	MANAGEMENT’S DISCUSSION AND ANALYSIS
OUR ACCOUNTING POLICIES
We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
     The key estimates and assumptions that management has made under these principles and their impact on the amounts reported in the financial statements and notes remain substantially unchanged from those described in the BCE 2005 MD&A.
     We have not had any significant changes in the accounting standards or our accounting policies other than those described in the BCE 2005 MD&A, except as noted below.
Adoption of New Accounting Standard
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any material effect on our consolidated financial statements.
BCE INC. 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS	P. 33

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions, except share amounts) (unaudited)	NOTE	2006	2005	2006	2005

Operating revenues		4,422	4,408	13,166	13,066

Operating expenses		(2,582)	(2,591)	(7,610)	(7,571)
Amortization expense		(786)	(774)	(2,332)	(2,285)
Net benefit plans cost	4	(118)	(103)	(388)	(300)
Restructuring and other items	5	(126)	(31)	(264)	(31)

Total operating expenses		(3,612)	(3,499)	(10,594)	(10,187)

Operating income		810	909	2,572	2,879
Other (expense) income	6	(113)	1	(149)	31
Interest expense		(247)	(238)	(713)	(710)

Pre-tax earnings from continuing operations		450	672	1,710	2,200
Income taxes		(85)	(179)	(412)	(607)
Non-controlling interest		(41)	(49)	(124)	(149)

Earnings from continuing operations		324	444	1,174	1,444
Discontinued operations	7	(22)	15	116	87

Net earnings		302	459	1,290	1,531
Dividends on preferred shares		(17)	(18)	(52)	(53)

Net earnings applicable to common shares		285	441	1,238	1,478

Net earnings per common share — basic
Continuing operations		0.39	0.46	1.28	1.51
Discontinued operations		(0.03)	0.02	0.13	0.09
Net earnings		0.36	0.48	1.41	1.60
Net earnings per common share — diluted
Continuing operations		0.39	0.46	1.28	1.51
Discontinued operations		(0.03)	0.02	0.13	0.09
Net earnings		0.36	0.48	1.41	1.60
Dividends per common share		0.33	0.33	0.99	0.99
Average number of common shares outstanding
— basic (millions)		818.8	927.0	878.2	926.6

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Balance at beginning of period		(4,706)	(5,005)	(4,763)	(5,432)
Net earnings		302	459	1,290	1,531
Dividends declared on preferred shares		(17)	(18)	(52)	(53)
Dividends declared on common shares		(268)	(306)	(864)	(918)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	8	(36)	—	(336)	—
Other		(1)	(1)	(1)	1

Balance at end of period		(4,726)	(4,871)	(4,726)	(4,871)

BCE INC. 2006 QUARTERLY REPORT

P. 34
CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 30		DECEMBER 31
(in $millions) (unaudited)	NOTE	2006	2005

ASSETS
Current assets
Cash and cash equivalents		2,293	349
Accounts receivable		1,838	1,399
Other current assets		832	1,043
Current assets of discontinued operations	7	—	892

Total current assets		4,963	3,683
Capital assets		21,892	21,777
Other long-term assets		2,907	2,462
Indefinite-life intangible assets		2,903	2,899
Goodwill	2	5,484	5,966
Non-current assets of discontinued operations	7	44	3,851

Total assets		38,193	40,638

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,045	3,085
Interest payable		231	170
Dividends payable		310	343
Debt due within one year		1,411	1,197
Current liabilities of discontinued operations	7	1	828

Total current liabilities		4,998	5,623
Long-term debt	2	13,063	11,819
Other long-term liabilities		4,839	4,963
Non-current liabilities of discontinued operations	7	—	614

Total liabilities		22,900	23,019

Non-controlling interest	2	2,222	2,898

SHAREHOLDERS’ EQUITY

Preferred shares		1,670	1,670

Common shareholders’ equity
Common shares	2, 8	13,555	16,806
Contributed surplus	2, 8	2,574	1,081
Deficit		(4,726)	(4,763)
Currency translation adjustment		(2)	(73)

Total common shareholders’ equity		11,401	13,051

Total shareholders’ equity		13,071	14,721

Total liabilities and shareholders’ equity		38,193	40,638

BCE INC. 2006 QUARTERLY REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS	P. 35

FOR THE PERIOD ENDED SEPTEMBER 30		THREE MONTHS		NINE MONTHS
(in $ millions) (unaudited)	NOTE	2006	2005	2006	2005

Cash flows from operating activities
Earnings from continuing operations		324	444	1,174	1,444
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:
Amortization expense		786	774	2,332	2,285
Net benefit plans cost	4	118	103	388	300
Restructuring and other items	5	126	31	264	31
Net gains on investments	6	(8)	—	(10)	(39)
Future income taxes		43	110	346	260
Non-controlling interest		41	49	124	149
Contributions to employee pension plans	4	(49)	(28)	(121)	(147)
Other employee future benefit plan payments	4	(25)	(24)	(72)	(69)
Payments of restructuring and other items		(124)	(23)	(194)	(149)
Operating assets and liabilities		370	133	(369)	(287)

Cash flows from operating activities		1,602	1,569	3,862	3,778

Cash flows from investing activities
Capital expenditures		(760)	(958)	(2,198)	(2,565)
Business acquisitions		(27)	(55)	(66)	(177)
Bell Aliant Regional Communications Income Fund (Bell Aliant)	2	(152)	—	(225)	—
Increase in investments		(161)	(75)	(280)	(216)
Decrease in investments		—	1	64	5
Other investing activities		(3)	4	(14)	3

Cash flows used in investing activities		(1,103)	(1,083)	(2,719)	(2,950)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		80	(55)	245	126
Issue of long-term debt		3,419	200	3,717	1,095
Repayment of long-term debt		(1,925)	(185)	(2,751)	(893)
Issue of common shares		16	12	18	25
Repurchase of common shares	8	(114)	—	(1,108)	—
Issue of equity securities by subsidiaries to non-controlling interest		—	1	13	1
Redemption of equity securities by subsidiaries from non-controlling interest	2	—	(22)	(255)	(60)
Cash dividends paid on common shares		(294)	(306)	(901)	(889)
Cash dividends paid on preferred shares		(21)	(21)	(62)	(64)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(75)	(46)	(185)	(143)
Other financing activities		(92)	(15)	(121)	(47)

Cash flows from (used in) financing activities		994	(437)	(1,390)	(849)

Cash provided by (used in) continuing operations		1,493	49	(247)	(21)
Cash provided by discontinued operations	7	688	46	2,095	116

Net increase in cash and cash equivalents		2,181	95	1,848	95
Cash and cash equivalents at beginning of period		112	380	445	380

Cash and cash equivalents at end of period		2,293	475	2,293	475

Consists of:
Cash and cash equivalents of continuing operations		2,293	372	2,293	372
Cash and cash equivalents of discontinued operations	7	—	103	—	103

Total		2,293	475	2,293	475

BCE INC. 2006 QUARTERLY REPORT

P. 36	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements should be read in conjunction with BCE Inc.’s annual consolidated financial statements for the year ended December 31, 2005, on pages 60 to 101 of BCE Inc.’s 2005 annual report.
These notes are unaudited.
All amounts are in millions of Canadian dollars, except where noted.
We, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund on and after such date.
Note 1. Significant Accounting Policies
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP) using the same basis of presentation and accounting policies as outlined in Note 1 to the annual consolidated financial statements for the year ended December 31, 2005, except as noted below.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for the previous periods to reflect the sales of most of BCE’s investments in both CGI Group Inc. (CGI) and Bell Globemedia Inc. (Bell Globemedia). CGI and Bell Globemedia are shown as discontinued operations.
ADOPTION OF NEW ACCOUNTING STANDARD
The CICA reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ that replace the criteria for defining ‘culmination of the earnings process’ in the former section. Adopting this section on January 1, 2006 did not have any material effect on our consolidated financial statements.
Note 2. Bell Aliant
On March 7, 2006, BCE Inc. and Aliant announced their intention to form a new regional telecommunications service provider in the form of an income trust. On July 7, 2006 the Plan of Arrangement forming Bell Aliant was completed. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant’s former wireline operations and includes Bell Canada’s former 63.4%interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq Group Inc. (Bell Nordiq).
     BCE’s ownership of Bell Aliant has been reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution had the following impact on our balance sheet:
• Goodwill decreased by $532 million
• Non-controlling interest increased by $456 million
• Common shares decreased by $2,549 million and
• Contributed surplus increased by $1,561 million.
Costs incurred to form Bell Aliant in the first nine months of 2006 are comprised mainly of:
• transaction costs of $95 million in the third quarter and $138 million on a year-to-date basis related mainly to investment banking, professional and consulting fees. See Note 5, Restructuring and other items.
• premium cost on early redemption of Bell Aliant long-term debt of $82 million in the third quarter and $122 million on a year-to-date basis. See Note 6, Other (expense) income.
BCE INC. 2006 QUARTERLY REPORT

P. 37
Note 2. Bell Aliant (continued)
On June 30, 2006, Bell Aliant redeemed all of its issued and outstanding Cumulative Redeemable Preferred Shares, Series 2 for a total amount of $175 million.
     On July 7, 2006, Bell Aliant renegotiated its existing long-term credit facilities outstanding as of December 31, 2005 and new ones were established to accommodate the financing requirements of the Plan of Arrangement forming Bell Aliant, refinance existing long-term debt and for general working capital purposes.
     On September 25, 2006, Bell Aliant issued an aggregate of $1.25 billion of principal amount of unsecured medium term notes (the ‘Notes’) in two tranches: $750 million of 5-year Notes to mature September 26, 2011; and $500 million of 10-year Notes to mature September 26, 2016. The Notes were issued at a discount for yields to maturity of 4.72% and 5.41%, respectively.
BELL NORDIQ
On July 1, 2006, Bell Nordiq redeemed all of its issued and outstanding First Preferred Shares, Series 8 for a total amount of $60 million.
     On October 11, 2006, Bell Aliant announced that it had made a proposal to take Bell Nordiq Income Fund private. Bell Aliant currently holds 63.4% voting interest in Bell Nordiq Income Fund.
     Under Bell Aliant’s proposal, Bell Nordiq Income Fund unitholders would receive $4.75 in cash and 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. This represents $19.00 per Bell Nordiq Income Fund unit based on the closing price of Bell Aliant units on October 10, 2006, which is an approximate 8% premium over the volume weighted average price for the previous five trading days of Bell Nordiq Income Fund units.
     The offer is conditional upon approval by the Bell Nordiq Income Fund unitholders, including a majority of the votes cast by holders other than Bell Aliant and its affiliates and other insiders. The transaction is also subject to applicable securities laws.
Note 3. Segmented Information
Starting in the third quarter of 2006, our segment reporting reflects the formation of Bell Aliant and it is reported as a separate segment. Since Bell Aliant includes the operation of Bell Canada’s former regional wireline operations and Bell Nordiq, the results of our other segments have been restated to reflect the sale of these operations.
     The Bell Aliant segment provides a full range of information and communication technology services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec, including local telephone, long distance, Internet and information technology services and other products and services.
     Further to the Bell Aliant transaction, the operations of Aliant Mobility and the DownEast retail stores are reported in our Residential and Business segments.
BCE INC. 2006 QUARTERLY REPORT

P. 38	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3. Segmented Information (continued)
The following table is a summary of financial information by segment.

		THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30		2006	2005	2006	2005

Operating revenues
Residential	External customers	1,795	1,770	5,278	5,225
	Inter-segment	4	—	10	4

		1,799	1,770	5,288	5,229

Business	External customers	1,450	1,433	4,343	4,265
	Inter-segment	45	40	123	110

		1,495	1,473	4,466	4,375

Bell Aliant	External customers	758	736	2,251	2,221
	Inter-segment	83	90	255	262

		841	826	2,506	2,483

Other Bell Canada	External customers	334	381	1,019	1,068
	Inter-segment	59	55	171	161

		393	436	1,190	1,229

Inter-segment eliminations — Bell Canada		(189)	(183)	(553)	(533)

Bell Canada		4,339	4,322	12,897	12,783

Other BCE	External customers	85	88	275	287
	Inter-segment	40	39	118	120

		125	127	393	407

Inter-segment eliminations — Other		(42)	(41)	(124)	(124)

Total operating revenues		4,422	4,408	13,166	13,066

Operating income (loss)
Residential		400	430	1,307	1,379
Business		223	203	576	641
Bell Aliant		204	194	572	573
Other Bell Canada		—	78	116	275

Bell Canada		827	905	2,571	2,868
Other BCE		(17)	4	1	11

Total operating income		810	909	2,572	2,879
Other (expense) income		(113)	1	(149)	31
Interest expense		(247)	(238)	(713)	(710)
Income taxes		(85)	(179)	(412)	(607)
Non-controlling interest		(41)	(49)	(124)	(149)

Earnings from continuing operations		324	444	1,174	1,444

The following table is a summary of assets by segment.

	SEPTEMBER 30, 2006	DECEMBER 31, 2005

Residential	12,586	12,199
Business	12,556	12,474
Bell Aliant	6,003	6,687
Other Bell Canada	5,123	2,804

Bell Canada	36,268	34,164
Other BCE	1,925	6,474

Total assets	38,193	40,638

BCE INC. 2006 QUARTERLY REPORT

P. 39
Note 3. Segmented Information (continued)
The following table is a summary of capital expenditures by segment.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Residential	316	405	882	1,095
Business	202	245	514	670
Bell Aliant	131	143	386	395
Other Bell Canada	66	80	238	226

Bell Canada	715	873	2,020	2,386
Other BCE	45	85	178	179

Total capital expenditures	760	958	2,198	2,565

Note 4. Employee Benefit Plans
We provide pension and other post-employment benefits for almost all of our employees. These include defined benefit (DB) and defined contribution (DC) plans.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Pension benefits:
DB plans cost	(70)	(58)	(241)	(165)
DC plans cost	(7)	(6)	(21)	(15)
Other future benefits cost	(41)	(39)	(126)	(120)

Net benefit plans cost	(118)	(103)	(388)	(300)

The following table shows the components of the DB plans cost.

	THREE MONTHS				NINE MONTHS
	PENSION		OTHER		PENSION		OTHER
	BENEFITS		BENEFITS		BENEFITS		BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005	2006	2005	2006	2005

Current service cost	(65)	(54)	(7)	(9)	(206)	(160)	(22)	(26)
Interest cost on accrued benefit obligation	(216)	(215)	(28)	(27)	(634)	(644)	(83)	(82)
Expected return on plan assets	249	230	3	3	738	696	9	8
Amortization of past service costs	(3)	(3)	1	—	(8)	(7)	4	(1)
Amortization of net actuarial losses	(34)	(24)	(4)	—	(127)	(73)	(16)	—
Amortization of transitional asset (obligation)	2	1	(6)	(6)	5	4	(18)	(19)
(Increase) decrease in valuation allowance	(3)	6	—	—	(9)	18	—	—
Other	—	1	—	—	—	1	—	—

DB plans cost	(70)	(58)	(41)	(39)	(241)	(165)	(126)	(120)

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	THREE MONTHS				NINE MONTHS
	PENSION		OTHER		PENSION		OTHER
	BENEFITS		BENEFITS		BENEFITS		BENEFITS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005	2006	2005	2006	2005

Bell Aliant	(29)	(21)	(1)	(2)	(86)	(126)	(5)	(4)
Bell Canada	(19)	(5)	(24)	(22)	(30)	(15)	(67)	(65)
BCE Inc.	(1)	(2)	—	—	(5)	(6)	—	—

Total	(49)	(28)	(25)	(24)	(121)	(147)	(72)	(69)

Comprised of:
Contributions to DB plans	(38)	(27)	(25)	(24)	(106)	(142)	(72)	(69)
Contributions to DC plans	(11)	(1)	—	—	(15)	(5)	—	—

We expect to contribute approximately $430 million to our DB pension plans in 2006.
     The actuarial valuation for the Bell Canada pension plan as at December 31, 2005 was completed in June 2006 and resulted in a solvency deficit of $827 million, which we are required to fund over the next five years starting in 2006. This is in addition to the annual funding of the current service cost of $180 million.
BCE INC. 2006 QUARTERLY REPORT

P. 40	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. Employee Benefit Plans (continued)
    The actuarial valuations for the Aliant pension plans as at December 31, 2005 were completed in June 2006 and resulted in a solvency deficit of $210 million, which we are required to fund over the next five years, and a going concern deficit of $166 million, which we are required to fund over the next fifteen years. This is in addition to the funding of solvency deficits identified in previous years and the annual funding of the current service cost of $36 million.
    On July 7, 2006, following the formation of Bell Aliant, the discount rate used to value our pension obligations was increased to 5.6% from 5.2% to reflect the change in long-term market interest rates. The increase in the discount rate resulted in a reduction of approximately $15 million in net benefit plans cost for the quarter.
    On July 28, 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel Networks Corporation (Nortel) shares and 25 million CGI Group Inc. (CGI) shares, having an aggregate market value of $201 million. On October 23, 2006, the Bell Canada pension fund acquired from us our remaining 6.4 million CGI shares and other marketable securities, which had an aggregate market value of $83 million.
    These acquisitions reduce our cash contributions in 2006.
Note 5. Restructuring and Other Items

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Restructuring costs	(31)	(31)	(129)	(31)
Other charges	(95)	—	(135)	—

Restructuring and other items	(126)	(31)	(264)	(31)

RESTRUCTURING COSTS
Restructuring costs of $31 million in the third quarter of 2006 and $129 million on a year-to-date basis in 2006 consist mainly of:
• charges at Bell Canada and BCE of $10 million in the third quarter of 2006 and $75 million on a year-to-date basis in 2006 related to restructuring initiatives for the involuntary departure of approximately 200 employees in the third quarter and 1,400 employees on a year-to-date basis
• charges at Bell Aliant of $1 million in the third quarter of 2006 and $10 million on a year-to-date basis in 2006 related to restructuring initiatives
• charges at Bell Canada of $20 million in the third quarter of 2006 and $44 million on a year-to-date basis in 2006 for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from our restructuring initiatives.
The following table provides a summary of the costs recognized in the first nine months of 2006 as well as the corresponding liability as at September 30, 2006.

	BELL CANADA
	AND BCE	BELL ALIANT	CONSOLIDATED

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65
Restructuring costs(1)	70	10	80
Less:
Cash payments(1)	(79)	(20)	(99)

Balance in accounts payable and accrued liabilities at September 30, 2006	43	3	46

(1)	Excludes amounts related to real estate and net benefit plans cost.
OTHER CHARGES
Other charges of $95 million in the third quarter of 2006 and $135 million on a year-to-date basis in 2006 relate primarily to the transaction costs associated with the formation of Bell Aliant. Of the total transaction costs, $60 million was paid in the third quarter of 2006 and $103 million was paid on a year-to-date basis in 2006, which are reflected as cash flows used in investing activities in the statements of cash flows.
These transaction costs relate mainly to investment banking, professional and consulting fees.
BCE INC. 2006 QUARTERLY REPORT

P. 41
Note 6. Other (Expense) Income

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Net gains on investments	8	—	10	39
Interest income	13	5	33	14
Premium on redemption of Bell Aliant debt	(108)	—	(148)	—
Securitization losses	(15)	(9)	(43)	(25)
Other	(11)	5	(1)	3

Other (expense) income	(113)	1	(149)	31

PREMIUM ON REDEMPTION OF BELL ALIANT DEBT
On June 30, 2006, as part of the formation of Bell Aliant, Bell Aliant incurred a charge of $40 million on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V.
     In the third quarter of 2006, Bell Aliant recorded a $108 million charge for premium costs on early redemption of Bell Aliant debt. Included in the total charge for the quarter is a premium cost of $82 million incurred on July 4, 2006, at which date Bell Aliant redeemed all of its outstanding 8.30% Debentures, Series 2, 9.70% Debentures, Series 4, 9.05% Debentures, Series 5, 10.6% First Mortgage Bonds, Series T, 11.15% First Mortgage Bonds, Series U, 9.77% First Mortgage Bonds, Series V, and 8.76% First Mortgage Bonds, Series W as a result of the formation of Bell Aliant.
     Of the total $122 million premium costs incurred and paid in the first nine months of 2006, as part of the formation of Bell Aliant, $92 million was paid in the third quarter of 2006.
NET GAINS ON INVESTMENTS
In 2006, net gains on investments of $8 million in the third quarter and $10 million year-to-date included a $9 million gain on the acquisition of the Nortel shares by the Bell Canada pension fund.
     In 2005, we recognized a $39 million dilution gain in our interest in TerreStar Networks Inc., a mobile satellite services company.
Note 7. Discontinued Operations

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

CGI	(7)	11	56	34
Bell Canada International Inc. (BCI)	—	—	52	—
Bell Globemedia	(15)	4	7	53
Emergis Inc. (Emergis)	—	—	1	—

Net gain from discontinued operations	(22)	15	116	87

The following table is a summarized statement of operations for the discontinued operations.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Revenue	194	538	979	1,714

Loss (income) from discontinued operations	(19)	37	68	211
Loss (gain) from discontinued operations	(11)	—	104	(1)
Income tax expense on operating income	7	(14)	(34)	(79)
Non-controlling interest	1	(8)	(22)	(44)

Net gain from discontinued operations	(22)	15	116	87

The following table is a summary of cash provided by (used in) discontinued operations.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Cash flows from (used in) operating activities	59	118	(70)	300
Cash flows from (used in) investing activities	603	(2)	1,538	(55)
Cash flows from (used in) financing activities	26	(70)	627	(129)

Cash provided by discontinued operations	688	46	2,095	116

BCE INC. 2006 QUARTERLY REPORT

P. 42	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7. Discontinued Operations (continued)
CGI
On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which is available for sale, to fair market value based on its stock price at June 30, 2006.
     In the third quarter of 2006, we recorded a loss of $8 million, which represented a write-down of our investment in CGI, as a result of the Bell Canada pension fund’s acquisition of 25 million of our CGI shares.
BCI
In June 2006, BCE contributed to BCI an amount in satisfaction of its $61 million obligation with respect to the BCI income tax loss monetization transaction. The remaining obligation of $26 million will be settled in 2012. In addition, as part of its liquidation process, BCI made a return of capital to BCE of $156 million on which we recorded a gain of $52 million.
BELL GLOBEMEDIA
On August 30, 2006, we reduced our interest in Bell Globemedia to 20% from 68.5% and we received net proceeds of approximately $665 million. The proceeds were offset by the deconsolidation of Bell Globemedia’s cash on hand of $35 million. The net loss on disposition was $4 million. In January 2006, we received $607 million as a return of capital stemming from the recapitalization of Bell Globemedia.
     In September 2006, Bell Globemedia completed its takeover bid for CHUM Limited (CHUM). As a result of the transaction our interesting Bell Globemedia was reduced to 15%. Our remaining investment in Bell Globemedia is accounted for using the cost method.
     We still retain certain important rights and have entered into a commercial agreement with Bell Globemedia to have access to existing and future content.
Note 8. Share Capital
On February 1, 2006, BCE Inc. announced its plan to repurchase 5% of its outstanding common shares through a normal course issuer bid (NCIB). As at September 30, 2006, BCE Inc. had repurchased and cancelled a total of 40 million common shares, representing approximately 90% of the total common shares targeted for repurchase, for a total cash outlay of $1,108 million.
     Of the total amount, $725 million represents stated capital and reduced the total value of common shares while $47 million reduced the contributed surplus attributable to these common shares. The remaining $336 million was charged to the deficit.
     At September 30, 2006, BCE Inc. had 812 million common shares issued and outstanding.
Note 9. Stock-Based Compensation Plans
RESTRICTED SHARE UNITS (RSUs)

NUMBER OF RSUs

Outstanding, January 1, 2006	2,520,781
Granted	2,907,554
Dividends credited	62,400
Payments	(2,542,451)
Forfeited	(173,212)

Outstanding, September 30, 2006	2,775,072

For the three months and nine months ended September 30, 2006, we recorded compensation expense for RSUs of $13 million and $28 million, respectively. For the three months and nine months ended September 30, 2005, we recorded compensation expense for RSUs of $19 million and $31 million, respectively.
BCE INC. 2006 QUARTERLY REPORT

P. 43
Note 9. Stock-Based Compensation Plans (continued)
STOCK OPTIONS

		WEIGHTED
		AVERAGE
	NUMBER	EXERCISE
	OF SHARES	PRICE

Outstanding, January 1, 2006	27,342,735	$32
Granted	480,372	$27
Exercised	(869,764)	$21
Expired/forfeited	(2,012,105)	$32

Outstanding, September 30, 2006	24,941,238	$33

Exercisable, September 30, 2006	17,195,333	$34

ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The following table shows the assumptions used to determine the stock option expense using the Black-Scholes option pricing model.

	THREE MONTHS		NINE MONTHS
FOR THE PERIOD ENDED SEPTEMBER 30	2006	2005	2006	2005

Compensation expense ($ millions)	1	6	6	17
Number of stock options granted	348,172	60,600	480,372	773,824
Weighted average fair value per option granted ($)	2	2	2	3
Weighted average assumptions:
Dividend yield	4.4%	4.3%	4.4%	4.5%
Expected volatility	16%	16%	17%	22%
Risk-free interest rate	4.1%	3.4%	4.1%	3.4%
Expected life (years)	4.0	3.7	3.9	3.5

Note 10. Commitments and Contingencies
COMMITMENT UNDER THE CANADIAN RADIO-TELEVISION AND TELECOMMUNICATIONS COMMISSION (CRTC) DEFERRAL ACCOUNT MECHANISM
On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it estimated incumbent telephone companies’ deferral account amounts, on an accumulated balance and future annualized commitment basis, at May 31, 2006. Bell Canada estimated its accumulated deferral account balance at May 31, 2006 to be $479.3 million with an estimated future annualized commitment of $81.9 million. Bell Aliant’s accumulated deferral account balance at May 31, 2006 is estimated to be $8.2 million with no estimated annualized commitment. Neither Bell Canada nor Bell Aliant can finalize their estimates of deferral account balances since the outcome of certain outstanding regulatory proceedings is unknown.
     In Telecom Decision 2006-9, the CRTC made the following orders to clear the accumulated balances in the deferral accounts:
• The CRTC first directed each Incumbent Local Exchange Carrier (ILEC) to allocate a minimum of 5% of the accumulated balance in its deferral account to improve access to telecommunication services for persons with disabilities
• As to the remaining 95% of the accumulated balance in the deferral account, the CRTC addressed both broadband service investments and subscriber rebates. The CRTC concluded that each ILEC could use funds in its deferral accounts for initiatives to expand broadband services to rural and remote communities. If an ILEC chooses not to invest in broadband expansion, or invests in such expansion but has money left over in its deferral account, the remaining funds will be rebated to the ILEC’s residential local subscribers in non-high cost serving areas.
Telecom Decision 2006-9 also indicated that the future annual deferral account obligations of ILECs are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada and certain other ILECs filed rate proposals on May 15, 2006 that became effective on June 1, 2006. Bell Canada’s proposal eliminated approximately $67.9 million of its estimated future annualized commitment. Bell Canada believes that the impact of outstanding regulatory proceedings may absorb the remaining annualized commitment. On May 15, 2006, Bell Aliant filed a proposal to clear its accumulated balance by partially off-setting the shortfall in its future annualized commitment and did not propose rate reductions.
     Telecom Decision 2006-9 also noted that the extension of the Second Price Cap Period to May 31, 2007 will result in an additional annual deferral account obligation. Under this decision, Bell Canada’s additional future annualized commitment is estimated to be $9.9 million. On May 12, 2006, Bell Canada filed a Part VII application seeking the recovery of the wireline-related costs associated with the implementation of Wireless Number Portability from its deferral account. The outcome of this application and of other outstanding proceedings could reduce this additional obligation.
BCE INC. 2006 QUARTERLY REPORT

P. 44	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. Commitments and Contingencies (continued)
     The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the ILEC’s short-term cost of debt each year until disposition.
     On March 17, 2006, Bell Canada filed an application for leave to appeal this decision to the Federal Court of Appeal, to the extent that it requires Bell Canada to give rebates in respect of rates that the CRTC had made final in 2003. Another broader application for leave to appeal was also filed on behalf of consumer groups. The Federal Court of Appeal granted Bell Canada’s and the consumers groups’ respective leave to appeal applications concerning Telecom Decision 2006-9 in Orders dated September 22, 2006, respectively. On May 16, 2006, BarrettXplore Inc., a broadband service provider, applied to the Governor in Council to overturn the CRTC’s determinations regarding the use of deferral account funds by ILECs to expand the availability of broadband services. The same company filed an application to the CRTC to review and vary Telecom Decision 2006-9 on June 2, 2006.
     On September 1, 2006 Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. Bell Canada proposed to use 5% of its estimated accumulated balance for the implementation of initiatives that improve access to telecommunication services for persons with disabilities with the remaining 95% of the accumulated balance used to expand broadband services over a five-year period to unserved areas in rural and remote communities. Bell Aliant proposed to use 5% of its accumulated balance for the implementation of initiatives that improve access to telecommunication services for persons with disabilities and referred to its proposal filed May 15, 2006 for clearing the remaining 95% of its accumulated balance. On September 11, 2006, the CRTC issued a letter indicating that it would establish a process to assess the ILEC proposals. On September 28, 2006, the CRTC issued Telecom Decision 2006-64, in which it approved Bell Aliant’s application to increase its deferral account draw-down for the recovery of expenditures related to its Service Improvement Plan program.
     Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
RECENT DEVELOPMENTS IN LEGAL PROCEEDINGS
Purported Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action.
     The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class . In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility. Bell Canada and Bell Mobility intend to vigorously defend their position. Based on the information currently available, Bell Canada’s and Bell Mobility’s management cannot predict the final outcome of this legal proceeding.
Note 11. Subsequent Events
WIND DOWN OF BCE INC. AND THE FORMATION OF THE BELL CANADA INCOME FUND
On October 11, 2006, we announced that we intend to eliminate our holding company structure and convert Bell Canada into an income trust to be known as the Bell Canada Income Fund. The conversion of the new combined entity into an income trust, and related transactions (referred to herein as the ‘Arrangement’), will be carried out pursuant to a plan of arrangement under the Canada Business Corporations Act, subject to the satisfaction of certain conditions. Under the Arrangement, each of the outstanding common shares of BCE Inc. will be exchanged for units in the Bell Canada Income Fund on a one-for-one basis. BCE Inc. and Bell Canada also intend to make cash offers to repurchase all of the currently outstanding BCE Inc. and Bell Canada preferred shares. Completion of these repurchases will be conditional only upon completion of the Arrangement.
     The Arrangement may trigger certain consent rights for certain series of bonds having a face value of approximately $2 billion issued by Bell Canada under the Bell Canada indenture dated July 1, 1976 and the (subordinated) Bell Canada indenture dated April 17, 1996. Bell Canada intends to redeem any callable portion of such debt in accordance with the relevant call provisions. For such bonds that are not redeemable, Bell Canada intends to initiate discussions with holders of such bonds and make offers at a price based on a yield that is flat to the relevant benchmark. All other existing bonds of BCE Inc. and Bell Canada will continue to remain outstanding.
     In connection with these transactions, new committed unsecured credit facilities in the amount of $5.5 billion have been arranged. Subject to certain conditions, these facilities will be available upon closing of the Arrangement and will have maturities ranging from 18 months to three years.
BCE INC. 2006 QUARTERLY REPORT

P. 45
Note 11. Subsequent Events (continued)
CONVERSION OF A PORTION OF CUMULATIVE REDEEMABLE FIRST PREFERRED SHARES, SERIES S
On October 19, 2006, we announced that 5,918,209 of our 8,000,000 Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares) will be converted into Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares). The balance of the Series S Preferred Shares that have not been converted will remain outstanding.
     The Series T Preferred Shares will pay on a quarterly basis, for the five-year period beginning on November 1, 2006, as and when declared by the Board of Directors of BCE Inc., an annual fixed dividend based on a fixed rate of 4.502%.

For further information:

Pierre Leclerc	Thane Fotopoulos
Media Relations	Investor Relations
(514) 391-2007 / 1 877 391-2007	(514) 870-4619
pierre.leclerc@bell.ca	thane.fotopoulos@bell.ca
BCE INC. 2006 QUARTERLY REPORT